Exhibit No. (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

EDAC TECHNOLOGIES CORPORATION

at

$17.75 Net Per Share

by

GB AERO ENGINE MERGER SUB INC.,

a wholly–owned subsidiary of

GB AERO ENGINE LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, APRIL 23, 2013, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of March 17, 2013 (the “Merger Agreement”), by and among GB Aero Engine LLC, a Delaware limited liability company (“Parent”), GB Aero Engine Merger Sub Inc., a Wisconsin corporation and a wholly–owned subsidiary of Parent (“Purchaser”), and EDAC Technologies Corporation, a Wisconsin corporation (the “Company”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.0025 per share (the “Shares”), of the Company at a price of $17.75 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Company will merge (the “Merger”), with the Company as the surviving corporation in the Merger continuing as a wholly–owned subsidiary of Parent (the “Surviving Company”). As a result of the Merger, each Share (other than Shares owned by Parent, Purchaser or the Company, or any direct or indirect wholly-owned subsidiary of Parent, Purchaser or the Company, or by any shareholder of the Company who or which is entitled to and properly exercises dissenters’ rights under Wisconsin law) will at the effective time of the Merger be converted into the right to receive the Offer Price.

After careful consideration, the board of directors of the Company (the “Company Board”), has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of the Company and its shareholders, (ii) adopted, authorized and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the Wisconsin Business Corporation Law (the “WBCL”) and (iii) recommended that the shareholders of the Company accept the Offer, tender their Shares pursuant to the Offer and, if required by the WBCL, approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not validly withdrawn (not counting as validly tendered any Shares tendered in the Offer pursuant to procedures for guaranteed delivery and not actually delivered) prior to midnight, New York City time, on Tuesday, April 23, 2013 (the “Expiration Date,” unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), a number of Shares which, together with Shares then beneficially owned by Parent and Purchaser (if any), constitutes at least a majority of the total number of then outstanding Shares on a fully diluted basis (which total number shall be the number of Shares issued and outstanding plus the number of Shares which the Company would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then so exercisable, convertible or exchangeable or exercisable, convertible or exchangeable as a result of the consummation of the Offer). The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). Based on information provided to Purchaser and Parent by the Company, and assuming no additional Shares are issued or stock options or other rights to acquire Shares are issued, vest or become exercisable after March 19, 2013, the aggregate number of Shares that Purchaser must acquire in the Offer in order to satisfy the Minimum Condition equals approximately 3,085,907 Shares, which is approximately 58.03% of the outstanding Shares (including Shares subject to both vested and unvested restricted stock awards) or 58.42% of the outstanding Shares which are able to be tendered in the Offer (which, for purposes of this calculation, excludes 34,997 Shares subject to unvested restricted stock awards, which are not able to be tendered in the Offer), in each case as of March 19, 2013. The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

A summary of the principal terms of the Offer appears below. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Wells Fargo Bank, N.A., in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book–entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book–entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may be able to tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Georgeson, Inc., as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

i

ii

SUMMARY TERM SHEET

Purchaser, a wholly–owned subsidiary of Parent, is offering to purchase all of the outstanding shares of common stock, par value $0.0025 per share, of the Company at a price of $17.75 net per Share in cash (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions that you, as a shareholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

GB Aero Engine Merger Sub Inc., a direct wholly–owned subsidiary of GB Aero Engine LLC, a Delaware limited liability company, is offering to purchase all of the outstanding Shares. Purchaser is a Wisconsin corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into the Company, as a result of which the Company will become a wholly-owned subsidiary of Parent. Parent is affiliated with Greenbriar Equity Fund II, L.P., Greenbriar Equity Fund II-A, L.P. and Greenbriar Co-Investment Partners II, L.P. (which we refer to collectively as the “Sponsors”). See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to cause Purchaser to consummate the Merger. Upon consummation of the Merger, the Surviving Company would be a wholly–owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $17.75 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until midnight, New York City time, on Tuesday, April 23, 2013, to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement (as the date of the expiration of the Offer may be extended, the “Expiration Date”). Furthermore, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three Nasdaq (as defined below) trading days. For the tender to be valid, however, the Depositary must receive the missing items within such three-trading-day period. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger, dated as of March 17, 2013, provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement” and Section 15—“Certain Conditions of the Offer.”

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares unless, prior to the Expiration Date:

•

there have been validly tendered and not properly withdrawn (not counting as validly tendered any Shares tendered pursuant to guaranteed delivery and not actually delivered) a number of Shares that, together with Shares beneficially owned by Parent and Purchaser (if any) constitute at least a majority of the total number of then outstanding Shares on a fully diluted basis (which total number shall be the number of Shares issued and outstanding plus the number of Shares which the Company would be required to issue pursuant to any then outstanding options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then so exercisable, convertible or exchangeable or exercisable, convertible or exchangeable as a result of the consummation of the Offer). The foregoing condition is referred to as the “Minimum Condition”;

•	any applicable waiting period under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated;

•

Parent must be satisfied, in its reasonable discretion after consultation with outside legal counsel, that, after consummation of the Offer, Sections 180.1130 through 180.1133 of the Wisconsin Business Corporation Law, referred to as the “Wisconsin Fair Price Statute,” and Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law, referred to as the “Wisconsin Business Combination Statute,” will not be applicable to the Offer or the Merger; and

•	we are not prohibited from consummating the Offer or the Merger by any applicable law or court order.

The Company has advised Parent that, as of the close of business on March 19, 2013 (i) 5,317,440 Shares were issued and outstanding (including 15,003 Shares subject to vested restricted stock awards granted by the Company and 34,997 Shares subject to unvested restricted stock awards granted by the Company), (ii) zero Shares were held by the Company as treasury shares or held by subsidiaries of the Company, (iii) 18,831 Shares were reserved for issuance pursuant to equity incentive plans and (iv) 854,372 Shares were subject to issuance pursuant to Company stock options. Based on information provided to Purchaser and Parent by the Company, and assuming no additional Shares are issued or, stock options or other rights to acquire Shares are issued, vest or become exercisable after March 19, 2013, the aggregate number of Shares that Purchaser must acquire in the Offer in order to satisfy the Minimum Condition equals approximately 3,085,907 Shares, which is approximately 58.03% of the outstanding Shares (including Shares subject to both vested and unvested restricted stock awards) or 58.42% of the outstanding Shares which are able to be tendered in the Offer (which, for purposes of this calculation, excludes 34,997 Shares subject to unvested restricted stock awards, which are not able to be tendered in the Offer), in each case as of March 19, 2013.

The Offer is also subject to several other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. Purchaser estimates that it will need up to $140 million to purchase all of the issued and outstanding Shares, to refinance existing indebtedness and to pay related fees and expenses. Parent has obtained a $141,768,998.81 million equity commitment letter from the Sponsors. If the conditions to the Offer are satisfied, Parent will provide us with sufficient funds to acquire all of the Shares validly tendered in the Offer and not validly withdrawn. The proceeds of the equity commitment will also be sufficient to pay the Offer Price to holders of Shares who did not tender their Shares in the Offer upon consummation of the Merger. The Offer is not conditioned on any financing arrangement. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger; and

•	we have received equity commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer.

See Section 9—“Source and Amount of Funds.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes. In some cases, we are required to extend the Offer beyond its initial Expiration Date, but in no event will we be required to extend the Offer beyond September 30, 2013. We have agreed in the Merger Agreement that we are required to extend our Offer beyond its initial Expiration Date for any period required by any applicable rule or regulation of the SEC or its staff or The Nasdaq Stock Market (“Nasdaq”). Pursuant to the Merger Agreement, so long as the Merger Agreement has not been terminated in accordance with its terms, Purchaser may extend the Offer for one or more successive periods of up to 10 business days if any conditions to the Offer have not been satisfied or waived. In addition, if any conditions to the Offer have not been satisfied or waived, if requested by the Company, Purchaser will be required to extend the Offer on one or more occasions for successive periods of not more than 20 business days (the length of such periods as determined by Parent and Purchaser) until September 30, 2013 or earlier termination of the Merger Agreement.

Following our acceptance of Shares tendered in the Offer, we may, without the consent of the Company, provide a subsequent offering period in accordance with Rule 14d–11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We are not required to extend the Offer or the Expiration Date beyond September 30, 2013.

If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 AM, New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book–entry transfer of such Shares into the account of the Depositary at The Depository Trust Company (“DTC”), together with a completed Letter of Transmittal (or a facsimile thereof) or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and any other documents required by the Letter of Transmittal, to the Depositary, prior to the Expiration Date. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through DTC. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three-trading-day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the Expiration Date by following the procedures for withdrawing your Shares in a timely manner. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the Expiration Date to arrange for the withdrawal of your Shares in a timely manner. However, Shares tendered during a subsequent offering period, if any, may not be withdrawn. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To validly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of a notice of withdrawal (with original delivered via overnight courier), with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights.”

What does the board of directors of the Company think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the Company Board. The Company Board has:

•

determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of the Company and its shareholders;

•

adopted, authorized and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the WBCL; and

•

recommended that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required by the WBCL, approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D–9 under the Exchange Act, that will be mailed to the shareholders of the Company. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”

If a majority of the Shares are tendered and accepted for payment, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company will no longer be publicly-owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly-held Shares that the Company’s common stock will no longer be eligible to be traded on Nasdaq or any other securities exchange, there may not be a public trading market for the common stock of the Company, and the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

As a result of the Merger, each Share (other than Shares owned by Parent, Purchaser or the Company, or by any shareholder of the Company who or which is entitled to and properly exercises dissenters’ rights under Wisconsin law) will at the effective time of the Merger be converted into the right to receive the Offer Price.

If I object to the price being offered, will I have appraisal or dissenters’ rights?

Appraisal or dissenters’ rights are not available in the Offer. In addition, if the Offer is successful and a subsequent Merger involving the Company is consummated and the Shares continue to be listed on Nasdaq on the record date fixed for purposes of determining the holders of Shares entitled to receive notice of, and to vote at, a meeting to approve the Merger (or for purposes of determining whether the Merger may be consummated without a shareholder vote under Section 180.1104 of the WBCL), it is anticipated that holders of Shares will not have dissenters’ rights under 180.1302 of the WBCL in connection with such Merger.

However, if the Offer is successful and a subsequent Merger involving the Company is consummated and dissenters’ rights do apply to such Merger, whether because the Shares are no longer listed on Nasdaq on such record date or otherwise, then shareholders who have not tendered their Shares in the Offer and do not vote in favor of the Merger, and who otherwise comply with the procedures set forth in Sections 180.1301 to 180.1331 of the WBCL, will have certain rights, under the WBCL, to a judicial determination of the fair value of their Shares and to receive a cash payment equal to such fair value of their Shares, plus accrued interest, from the Surviving Company. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer or any subsequent Merger or the market value of the Shares. The value so determined in any such proceeding could be the same as, more than or less than the price per Share to be paid in the Offer or any subsequent Merger. See Section 12—“Purpose of the Offer; Plans for the Company.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the then outstanding Shares (other than Shares held by Parent, Purchaser or the Company, or any direct or indirect wholly-owned subsidiary of Parent, Purchaser or the Company, or by any shareholder of the Company who is entitled to and properly exercises dissenters’ rights) will be converted into the right to receive an amount in cash equal to the Offer Price without interest and less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no dissenters’ rights will be available in the Offer to the extent such dissenters’ rights may otherwise exist. Even if the Merger for some reason does not take place but we purchase all of the tendered Shares, the number of shareholders and the number of Shares that are still in the hands of the public may be so small that the Shares will likely no longer be traded on the Nasdaq and there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On March 15, 2013, the last trading day before we announced the transaction, the last sale price of the common stock of the Company reported on Nasdaq was $16.44 per Share. On March 25, 2013, the last trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on Nasdaq was $17.68. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any shareholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. On March 17, 2013, concurrently with the execution of the Merger Agreement, each of Lee K. Barba, Joseph P. Lebel, Dominick A. Pagano, Glenn L. Purple, John A. Rolls, Joseph S. Ruggiero, Christopher R. Sansone and Daniel C. Tracy entered into a Voting and Support Agreement (the “Support Agreement”) with the Parent. These shareholders have agreed to tender the Shares owned by them, and, if required, vote in favor of the Merger any Shares that are beneficially owned by them in the form of stock options or stock awards, whether vested or unvested. Collectively, these shareholders have beneficial ownership of an aggregate of 1,464,906 Shares (including Shares represented by vested and unvested stock options and stock awards they hold) or approximately 25.3% of the Shares (taking into account, for purposes of determining the aggregate Shares, the Company’s currently outstanding Shares and assuming the exercise of only the vested and unvested options held by the shareholders who entered into the Support Agreement). Collectively, these shareholders have ownership of an aggregate of 958,373 Shares that are able to be tendered in the Offer or approximately 18% of the issued and outstanding Shares. See Section 11—“The Merger Agreement.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Certain Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $17.75 in cash without interest (and less any applicable withholding taxes) promptly following the Expiration Date. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What is the Top–Up Option and when could it be exercised?

The Company has granted, subject to certain conditions, Purchaser an irrevocable option to purchase (the “Top–Up Option”), exercisable once, in whole or in part, at or after the consummation of the Offer, and prior to the effective time of the Merger or earlier termination of the Merger Agreement, a number of newly-issued shares of common stock of the Company (the “Top-Up Shares”) equal to the lesser of the number of shares of common stock of the Company that, when added to the number of Shares held by Parent and Purchaser at the time of such exercise, constitutes one Share more than 90% of the number of shares of common stock of the Company then outstanding and the number of shares of common stock of the Company the Company is authorized to issue under its organizational documents but that are not issued and outstanding (and are not subscribed for or otherwise reserved to be issued under the Company’s equity incentive plans). The Top–Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short–form” merger pursuant to applicable Wisconsin law at a time when the approval of the Merger at a meeting of the Company’s shareholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. The Top-Up Option is not exercisable if the minimum condition has not been satisfied and after exercise of the Top-Up Option and issuance of the Top-Up Shares, Parent and Purchaser would not own 90% of the Shares. See Section 11—“The Merger Agreement” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), you will recognize gain or loss equal to the difference, if any, between your adjusted tax basis in the Shares you tender pursuant to the Offer or exchange pursuant to the Merger and the amount of cash you receive for those Shares. If you are a United States Holder and you hold your Shares as capital assets for United States federal income tax purposes, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long–term capital gain or loss if you have held the Shares for more than one year at the time of disposition pursuant to the Offer or the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares pursuant to the Merger.

You are urged to consult your own tax advisers to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-United States income and other tax laws).

Who should I talk to if I have additional questions about the Offer?

You may call Georgeson, Inc. toll–free at 888-663-7851. Georgeson, Inc. is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

GB Aero Engine Merger Sub Inc., a Wisconsin corporation (“Purchaser”) and a wholly–owned subsidiary of GB Aero Engine LLC, a Delaware limited liability company (“Parent”), hereby offers to purchase for cash all outstanding shares of common stock, par value $0.0025 per share (“Shares”), of EDAC Technologies Corporation, a Wisconsin corporation (the “Company”), at a price of $17.75 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at midnight, New York City time, on Tuesday April 23, 2013, unless the Offer is extended in accordance with the terms of the Merger Agreement (as the date of the expiration of the Offer may be extended, the “Expiration Date”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 17, 2013 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides that after the purchase of Shares in the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger continuing as a wholly–owned subsidiary of Parent (the “Surviving Company”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser, the Company or any wholly-owned subsidiary of Parent, Purchaser or the Company, all of which will be cancelled, and other than Shares that are held by shareholders, if any, who are entitled to and have properly exercised their dissenters’ rights under Section 180.1301 through Section 180.1331 of the Wisconsin Business Corporation Law (the “WBCL”)) will be automatically converted into the right to receive the Offer Price in cash (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of stock options, restricted stock and other equity securities of the Company.

Tendering shareholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of Wells Fargo Bank, N.A., as depositary for the Offer (the “Depositary”), and Georgeson, Inc., as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

After careful consideration, the board of directors of the Company (the “Company Board”), has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of the Company and its shareholders, (ii) adopted, authorized and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the WBCL and (iii) recommended that the shareholders of the Company accept the Offer, tender their Shares pursuant to the Offer and, if required by the WBCL, approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D–9 (the “Schedule 14D–9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the shareholders of the Company.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there having been validly tendered in accordance with the terms of the Offer, and not validly withdrawn (not counting as validly tendered any Shares tendered in the Offer pursuant to procedures for guaranteed delivery and not actually delivered) prior to the Expiration Date a number of Shares which, together with Shares then owned by Parent and Purchaser (if any), represents a majority of the total number of then outstanding Shares on a fully diluted basis (which total number shall be the number of Shares issued and outstanding plus the number of Shares which the Company would be required to issue pursuant to any then outstanding options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then so exercisable, convertible or exchangeable or exercisable, convertible or exchangeable as a result of the consummation of the Offer). The foregoing condition is referred to as the “Minimum Condition.” The Offer is also conditioned on the expiration or termination prior to the expiration of the Offer of any waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and Purchaser not being prohibited from consummating the Offer or the Merger by any applicable law or court order. The Offer is also conditioned upon Parent’s satisfaction, in its reasonable discretion after consultation with outside legal counsel, that, after consummation of the Offer, the provisions 180.1130 through 180.1133 of the Wisconsin Business Corporation Law, referred to in this Offer to Purchase as the “Wisconsin Fair Price Statute,” and Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law, referred to in this Offer to Purchase as the “Wisconsin Business Combination Statute,” will not be applicable to the Offer or the Merger. The Offer is also subject to several other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

The Company has advised Parent that, as of the close of business on March 19, 2013 (i) 5,317,440 Shares were issued and outstanding (including 15,003 Shares subject to vested restricted stock awards granted by the Company and 34,997 Shares subject to unvested restricted stock awards granted by the Company), (ii) zero Shares were held by the Company as treasury shares or held by subsidiaries of the Company, (iii) 19,657 Shares were reserved for issuance pursuant to equity incentive plans and (iv) 854,372 Shares were subject to issuance pursuant to Company stock options. As of the date of this Offer to Purchase, none of Parent, Purchaser, or any person listed on Schedule I beneficially owns any Shares. Based on information provided to Purchaser and Parent by the Company, and assuming no additional Shares are issued or, stock options or other rights to acquire Shares are issued, vest or become exercisable after March 19, 2013, the aggregate number of Shares that Purchaser must acquire in the Offer in order to satisfy the Minimum Condition equals approximately 3,085,907 Shares, which is approximately 58.03% of the outstanding Shares (including Shares subject to both vested and unvested restricted stock awards) or 58.42% of the outstanding Shares which are able to be tendered in the Offer (which, for purposes of this calculation, excludes 34,997 Shares subject to unvested restricted stock awards, which are not able to be tendered in the Offer), in each case as of March 19, 2013. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding on the date Purchaser accts the Shares for payment in accordance with the terms and conditions of the Offer.

The Merger Agreement provides that, promptly after the initial acceptance for payment by Purchaser of the Shares tendered pursuant to the Offer (the “Acceptance Time”), Parent is entitled to designate a number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the next sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and Purchaser at such time (including Shares so accepted for payment and, if the Top-Up Option is exercised, the Shares purchased upon the exercise of the Top-Up Option) represents as a fraction of the total number of Shares then outstanding on a fully diluted basis; provided that the Company Board will have at least three directors who were members of the Company Board on the date of the Merger Agreement and who are independent directors (“Independent Directors”). The Company will, upon request of Parent, use its reasonable best efforts to cause Parent’s designees to be so elected or appointed, including increasing the size of the Company Board and/or seeking the resignations of one or more incumbent directors as appropriate. The Company will also cause

(a) each committee of the Company Board (other than the audit committee, which shall consist solely of Independent Directors), (b) the board of directors of each of its subsidiaries and (c) each committee of such board of directors of each of its subsidiaries to include persons designated by Parent constituting the same percentage of each such committee or board as Parent’s designees constitute on the Company Board. The Company’s obligations with respect to Parent’s designees to the Company Board is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of all the votes entitled to be cast by holders of the outstanding Shares. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the Acceptance Time to approve the Merger without the affirmative vote of any other shareholder of the Company. The Company has agreed, if required, to cause a meeting of its shareholders to be held as promptly as practicable following the Acceptance Time for the purposes of considering and taking action upon the approval of the Merger Agreement and the Merger. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the outstanding shares of common stock of the Company in the Offer and pursuant to the Top–Up Option, if applicable, Purchaser and the Company will take such necessary and appropriate actions in order to consummate the Merger under the WBCL without a shareholders’ meeting and without the approval of the Company’s shareholders. See Section 11—“The Merger Agreement.”

The material United States federal income tax consequences of the tender of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are summarized in Section 5—“Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means midnight, New York City time, on Tuesday, April 23, 2013 unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended (other than any extension with respect to a Subsequent Offering Period described below), expires; provided, however, that we are not required to extend the Expiration Date beyond September 30, 2013, which we refer to as the End Date.

The Offer is conditioned upon the satisfaction of the Minimum Condition and certain other conditions set forth in Section 15—“Certain Conditions of the Offer” (each, an “Offer Condition”). Subject to the provisions of the Merger Agreement, Purchaser may waive any or all of the Offer Conditions (other than the Minimum Condition) without the written consent of the Company.

The Merger Agreement provides that Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or The Nasdaq Stock Market (“Nasdaq”), that is applicable to the Offer. Pursuant to the Merger Agreement, so long as the Merger Agreement has not been terminated in accordance with its terms, Purchaser may extend the Offer for one or more successive periods of up to 10 business days if any conditions to the Offer have not been satisfied or waived. In addition, if any conditions to the Offer have not been satisfied or waived, Purchaser will also be required to extend the Offer on one or more occasions for successive periods of up to 20 business days (the length of such periods as determined by Parent and Purchaser) upon request by the Company until the End Date.

Following Purchaser’s acceptance of Shares tendered in the Offer, Purchaser may, without the consent of the Company, provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”). A Subsequent Offering Period is an additional period of time of not less than three nor more than 20 business days in length, beginning after Purchaser initially accepts for purchase Shares tendered in the Offer, during which time shareholders may validly tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d–11 under the Exchange Act provides that Purchaser may provide for a Subsequent Offering Period so long as, among other things, (i) the initial offering period remained open for a minimum of 20 business days and has expired, (ii) the Offer is for all outstanding shares, (iii) Purchaser accepts and promptly pays for all Shares validly tendered during the Offer prior to the Expiration Date, (iv) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 AM, New York City time, on the next business day after the Expiration Date and immediately begins a Subsequent Offering Period, (v) Purchaser immediately accepts and promptly pays for Shares as they are validly tendered during a Subsequent Offering Period, and (vi) Purchaser offers the same form and amount of consideration to holders of Shares in both the initial offering period and a Subsequent Offering Period. If Purchaser elects to or is required to provide for a Subsequent Offering Period, it will announce the Subsequent Offering Period by issuing a press release to a national news service prior to 9:00 AM, New York City time, on the next business day after the Expiration Date.

Subject to the applicable rules and regulations of the SEC and Nasdaq and the provisions of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to extend the Offer if any of the Offer Conditions have not occurred, (ii) to waive any of the Offer Conditions (other than the Minimum Condition), or (iii) to otherwise amend the Offer in any respect (except with respect to certain terms and conditions of the Offer, as provided in the Merger Agreement; See Section 11—“The Merger Agreement”), in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights described under Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 AM, New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e–1(d) under the Exchange Act. Subject to applicable law (including Rules 14d–4(d) and 14d–6(c) under the Exchange Act, which requires that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than Saturday, Sunday or a federal holiday, and will consist of the time period from 12:01 AM through 12:00 midnight, New York City time.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be validly withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e–1(c) under the Exchange Act, which requires that a purchaser making a tender offer pay the consideration offered. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or the Shares are validly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of shareholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d–4(d), 14d–6(c) and 14e–1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Date, Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such 10th business day.

The Company has provided Purchaser with the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date pursuant to the

Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e—1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e–1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book–Entry Confirmation”) of a book–entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book–Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book–entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book–Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e–1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book–entry transfer into the Depositary’s account at the Book–Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book–Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book–entry transfer described below and a Book–Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to a Subsequent Offering Period, if it is provided), or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book–Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book–Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book–Entry Transfer Facility may make a book–entry delivery of Shares by causing the Book–Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book–Entry Transfer Facility in accordance with the Book–Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book–entry transfer at the Book–Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to a Subsequent Offering Period, if it is provided), or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book–Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book–Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book–Entry Confirmation, that states that the Book–Entry Transfer Facility has received an express acknowledgment from the participant in the Book–Entry Transfer Facility tendering the Shares that are the subject of such Book–Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For Shares to be validly tendered during a Subsequent Offering Period, if it is provided, the tendering shareholder must comply with the foregoing procedures, except that required documents and certificates must be received during a Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book–Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad–15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder’s Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book–entry transfer on a timely basis, such Shares may nevertheless be tendered if all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book–Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book–Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book–Entry Transfer Facility. Shares delivered by a Notice of Guaranteed Delivery which are not actually delivered prior to the Expiration Date will not be counted by Purchaser toward the satisfaction of the Minimum Condition and therefore it is preferable for Shares to be tendered by the other methods described herein.

The method of delivery of Share Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book–Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book–entry transfer, receipt of a Book–Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders it determines are not in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser with respect to those Shares. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Shareholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser, and each of them, as such shareholder’s attorneys–in–fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of shareholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the United States Internal Revenue Service (which we refer to as “IRS”) a portion (currently, 28%) of the amount of any payments made by Purchaser pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment of the Offer Price of Shares purchased pursuant to the Offer, each United States Holder (as defined below) must provide the Depositary with such shareholder’s correct taxpayer identification number (which we refer to as a “TIN”) and certify that such shareholder is not subject to backup withholding by completing IRS Form W-9 included in the Letter of Transmittal or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the shareholder and payment of cash to the shareholder pursuant to the Offer may be subject to backup withholding. Each United States Holder (as defined below) surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain shareholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established to the satisfaction of the Depositary. Each tendering non-United States Holder (as defined below) should submit an appropriate properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment as provided herein, tenders of Shares may also be withdrawn after the date that is 60 days from the date of this Offer to Purchase.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of this Offer to Purchase prior to the

Expiration Date. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book–entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book–Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4 before the Expiration Date or at any time after the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re–tendered at any time prior to the Expiration Date or during a Subsequent Offering Period (if any) by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period, if it is provided, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to a beneficial owner of Shares upon the tender of Shares for cash pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of his, her or its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty and does not consider any aspect of the United States federal alternative minimum tax or any aspect of United States federal tax law other than income taxation, such as the estate or gift tax or the Medicare on investment income. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax–exempt organization;

•	a retirement plan or other tax–deferred account;

•	a partnership, an S corporation or other pass–through entity (or an investor in a partnership, S corporation or other pass–through entity);

•	an insurance company;

•	a regulated investment company;

•	a real estate investment trust;

•	a dealer or broker in stocks, securities, currencies or notional principal contracts;

•	a trader in securities that elects mark–to–market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a United States Holder (as defined below) of Shares that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, synthetic security, constructive sale, conversion or other integrated transaction;

•	a United States expatriate or entity subject to the United States anti-inversion rules;

•	a non-United States Holder (as defined below) that is engaged in a United States trade or business;

•	a controlled foreign corporation;

•	a passive foreign investment company;

•	any holder of Shares that entered into the Support Agreement as part of the transactions described in this Offer to Purchase; or

•	a holder of Shares that owns or has owned more than 5% of the Shares (whether such ownership is actual or constructive) at any time during the five year period ending on the date of the exchange.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partnership or a partner in a partnership holding Shares, you should consult your tax adviser regarding the tax consequences of the partnership tendering Shares pursuant to the Offer or exchanging their Shares pursuant to the Merger.

For purposes of the following summary, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons (as defined for United States federal income tax purposes) have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a United States person.

A “non-United States Holder” is generally a beneficial owner of Shares that is not a United States Holder.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (the “IRS”) with respect to the matters discussed in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax adviser with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including United States federal estate, gift and other non–income tax consequences, and tax consequences under state, local or non-United States tax laws.

Consequences of the Offer and the Merger to United States Holders

The following discussion applies to you if you are a United States Holder of Shares. The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you receive cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss equal to the difference, if any, between the amount of cash received (including any amount withheld on account of withholding taxes) and your adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger. Such gain or loss will be capital gain or loss, and will be long–term capital gain or loss if your holding period for the Shares is more than one year at the time of the disposition pursuant to the Offer or the Merger. Long–term capital gain recognized by certain non-corporate United States Holders generally is subject to tax at a lower rate than short–term capital gain or ordinary income. There are limitations on the deductibility of capital losses. You should consult your own tax adviser regarding the deductibility of capital losses in your particular circumstances.

Consequences of the Offer and the Merger to Non–United States Holders

The following discussion applies to you if you are a non-United States Holder and assumes that no item of income, gain, deduction or loss derived by you in respect of your Shares at any time is effectively connected with the conduct of a United States trade or business. You should consult your own tax adviser if you are a non-United States Holder engaged in a United States trade or business as special rules, not discussed herein, may apply to you.

Subject to the discussion below regarding backup withholding, payments made to you with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if you are an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, you will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by you during the year. “Consequences of the Offer and the Merger to United States Holders.”

Backup Withholding

Under the “backup withholding” provisions of the Code, all payments to which any shareholder would be entitled pursuant to the Offer or the Merger will be subject to backup withholding, currently at a rate of 28%, unless the shareholder is (i) a corporation, a non-United States Holder or another exempt recipient and establishes such status to the satisfaction in a manner satisfactory to the Depositary or (ii) provides a taxpayer identification number (“TIN”) and certifies, under penalties of perjury, that (1) the TIN provided is correct, (2) the shareholder is not subject to backup withholding and (3) the shareholder is a United States person. Each

United States Holder should complete and sign the IRS Form W-9 that is included with the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proven in a manner satisfactory to the Depositary. Each non-United States Holder generally must submit an IRS Form W-8BEN (or other applicable IRS Form W-8) attesting to such non-United States Holder’s exempt foreign status in order to qualify as an exempt recipient.

A shareholder’s failure to provide a correct TIN, if required, may subject the shareholder to penalties imposed by the IRS. Any amount withheld under the as backup withholding rules does not constitute an additional tax and will be creditable against a shareholder’s United States federal income tax liability, provided the required information is furnished to the IRS. If backup withholding results in an overpayment of tax for any shareholder, such shareholder may obtain a refund by filing a United States federal income tax return. Each shareholder should consult its, his or her own tax advisers as to such shareholder’s qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6. Price Range of Shares; Dividends.

The Shares are listed on Nasdaq under the symbol “EDAC”. The Shares have been listed on Nasdaq since May 31, 2007. The following table sets forth for the indicated periods the high and low sales prices per Share as reported on Nasdaq since January 1, 2010.

	High	Low
Year Ended 2010:
First Quarter	$3.80	$2.71
Second Quarter	$6.80	$3.48
Third Quarter	$5.49	$3.19
Fourth Quarter	$4.52	$2.96
Year Ended 2011:
First Quarter	$3.99	$3.32
Second Quarter	$4.89	$3.28
Third Quarter	$9.42	$4.75
Fourth Quarter	$11.70	$6.30
Year Ending 2012:
First Quarter	$13.98	$8.95
Second Quarter	$14.75	$9.51
Third Quarter	$15.40	$11.25
Fourth Quarter	$14.49	$11.10
Year Ending 2013:
First Quarter (through March 25, 2013)	$17.71	$11.61

On March 15, 2013, the last trading day before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of Shares reported on Nasdaq was $16.44 per share; therefore, the Offer Price of $17.75 per share represents a premium of approximately 8% over such price. On March 25, 2013, the last trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on Nasdaq was $17.68 per share.

Shareholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Company has never declared or paid any cash dividends. In addition, under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends in respect of Shares unless Parent consents in writing.

7. Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10–K for the fiscal year ended December 29, 2012, and is qualified in its entirety by reference to such report.

General. The Company is a Wisconsin corporation with principal executive offices at 5 McKee Place, Cheshire, Connecticut 06410. The Company’s telephone number at its corporate headquarters is (860) 677-2603. The Company is a diversified manufacturing company serving the aerospace and industrial markets. In the aerospace sector, the Company offers design and manufacturing services for commercial and military aircraft, in such areas as jet engine parts, special tooling, equipment, gauges and components used in the manufacture, assembly and inspection of jet engines. Industrial applications include high-precision fixtures, gauges, dies and molds, as well as the design, manufacture and repair of precision grinders and precision spindles, which are an integral part of machine tools found in virtually every manufacturing environment. The Company’s core competencies include extensive in-house design and engineering capabilities, and facilities equipped with the latest enabling machine tools and manufacturing technologies. The Company’s acquisition of EBTEC Corporation in June 2012 expanded its services to the aerospace and industrial markets to include electron beam welding, laser welding, laser cutting and laser drilling, EDM, vacuum heat treating and abrasive waterjet cutting as well as expanding its markets to include semiconductors and medical devices. The Company’s acquisition of Smith-Renaud assets in October 2012 added centerless grinding systems and custom precision spindles, completing the EDAC Machinery product line.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters are required to be disclosed in proxy statements and periodic reports distributed to the Company’s shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The Company also maintains a website at http://www.edactechnologies.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8. Certain Information Concerning Parent, Purchaser and the Sponsors.

Purchaser. GB Aero Engine Merger Sub Inc., a Wisconsin corporation, or Purchaser, is a direct wholly-owned subsidiary of Parent and was formed solely for the purpose of facilitating the acquisition of the Company. To date, Purchaser has not engaged, and does not expect to engage, in any activities other than those related to its formation, the Offer and the Merger. Upon consummation of the Merger, Purchaser will merge with and into the Company and will cease to exist with the Company continuing as the surviving corporation. The business address for Purchaser is c/o Greenbriar Equity Group LLC, 555 Theodore Fremd Avenue, Suite A-201, Rye, NY 10580. The business telephone number for Purchaser is 914-925-9600.

Parent. GB Aero Engine LLC, a Delaware limited liability company, or Parent, was formed solely for the purpose of acquiring the Company and has not engaged, and does not expect to engage, in any business except for activities related to its formation, the Offer and the Merger. The business address for Purchaser is c/o Greenbriar Equity Group LLC, 555 Theodore Fremd Avenue, Suite A-201, Rye, NY 10580. The business telephone number for Purchaser is 914-925-9600.

Sponsors. The Sponsors are funds that are affiliated with Greenbriar Equity Group LLC, a private equity firm with $1.5 billion of committed capital, focuses exclusively on the global transportation industry, including companies in aerospace and defense, automotive, freight and passenger transport, logistics and distribution, and related sectors. The business address for each of the Sponsors is c/o Greenbriar Equity Group LLC, 555 Theodore Fremd Avenue, Suite A-201, Rye, NY 10580. The business telephone number for each Sponsor is 914-925-9600. See Section 9—“Source and Amount of Funds”

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director of Parent and Purchaser and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of each of the executive officers of Parent and Purchaser and certain other information about Parent, Purchaser and the Sponsors are set forth in Schedule I hereto.

Certain Relationships Between Parent, Purchaser, the Sponsors and the Company. Except as described in this Offer to Purchase, (i) none of Parent, Purchaser, any Sponsor nor, to the best knowledge of Parent, Purchaser or each Sponsor, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority–owned subsidiary of Parent, Purchaser, each Sponsor or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser, the Sponsors nor, to the best knowledge of Parent, Purchaser, the Sponsors, any of the persons listed in Schedule I to this Offer to Purchase, any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement and the Support Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, the Sponsors or their subsidiaries, nor, to the best knowledge of Parent, Purchaser or the Sponsors, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries.

Except as provided in the Merger Agreement and the Support Agreements or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, the Sponsors nor, to the best knowledge of Parent, Purchaser or the Sponsors, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser, the Sponsors nor, to the best knowledge of Parent, Purchaser or the Sponsors, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between the Sponsors, Parent or any of their respective subsidiaries or, to the best knowledge of Parent, Purchaser or the Sponsors, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two years.

None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d–3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1–800–SEC–0330. Parent filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213 at prescribed rates.

9. Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements.

Purchaser estimates that it will need up to approximately $140 million to purchase all of the issued and outstanding Shares pursuant to the Offer and the Merger, to cash out all outstanding stock options and restricted stock awards, refinance certain indebtedness of the Company and to pay related fees and expenses. Parent has obtained a $141,768,998.81 million equity commitment from the Sponsors, pursuant to which the Sponsors agreed to fund the entire purchase price for the Shares and the other amounts referred to above with its own capital in exchange for equity securities of Parent. The Company is a third party beneficiary of the equity commitment letter. Parent will contribute or otherwise advance to Purchaser the proceeds of the equity commitment, which will be sufficient to pay the Offer Price for all Shares tendered in the Offer, refinance existing indebtedness, to consummate the Merger and pay all related fees and expenses.

We do not believe that Purchaser’s financial condition is relevant to a shareholder’s decision whether to tender Shares and accept the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) if the Offer is consummated, Purchaser will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer, and (iv) Purchaser has received an equity commitment for, and will have available to it, at the time of the acceptance for payment of the Shares tendered in the Offer, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Equity Financing

Parent has received an equity commitment letter (which we refer to as the “Equity Commitment Letter”) from the Sponsors, pursuant to which each of the Sponsors has severally committed to purchase the equity interests of Parent in the amounts set forth therein, for an aggregate amount in cash up to $141,768,998.81 solely for the purpose of funding, a portion of the aggregate Offer Price, Merger Consideration, payment to holders of company stock options and company stock awards and/or repayment of all indebtedness, as applicable, in each case pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement, including related fees and expenses. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended and restates as the “Equity Financing.” The Sponsors’ obligation to fund the Equity Financing with respect to the obligations of Parent and Purchaser to accept for payment and pay for any validly tendered and not properly withdrawn shares is subject to, (x) the execution and delivery of the Merger Agreement by the parties thereto, (y) the satisfaction or waiver by Parent and Purchaser

(with the prior written approval of the Sponsors in the case of any waiver) of each of the Offer Conditions and (z) the contemporaneous acceptance for payment by Purchaser of the shares validly tendered and not properly withdrawn pursuant to the Offer in accordance with the terms of the Merger Agreement. In addition, with respect to the shares to be paid for at the time of the Merger, the Sponsors’ obligation to fund the Equity Commitment is subject to the execution and delivery of the Merger Agreement by the parties thereto and satisfaction or waiver by Parent and Purchaser (with the prior written approval of the Sponsors in the case of any waiver) of each of the Offer Conditions and certain other conditions to the consummation of the Merger as described below in Section 11—“The Merger Agreement.”

The Company is a third party beneficiary to the Equity Commitment Letter for the limited purpose provided therein. Concurrently with the execution and delivery of the Equity Commitment Letter, the Sponsors executed and delivered to Company a limited guarantee in favor of Company in respect of certain of Parent’s obligations under the Merger Agreement (which we refer to as the “Limited Guarantee”), provided that in no event will the Sponsors’ aggregate liability under the Limited Guarantee exceed $141,768,998.81. Such guaranteed amount will be reduced by the amounts actually paid by Parent or Purchaser to the Company’s shareholders in connection with the Offer and Merger or to holders of company stock options or company stock awards.

The Sponsors’ obligation to fund the Equity Financing will terminate automatically and immediately upon the earliest to occur of the

•

purchase of equity interests of Parent in performance of the Sponsors’ obligations under the Equity Commitment Letter in connection with the consummation of the Offer and the Merger (at which time such obligations shall be discharged in full);

•	the valid termination of the Merger Agreement in accordance with its terms; and

•

the date that the Company or any of its affiliates asserts in any litigation or other proceeding, any claim relating to the Equity Commitment Letter against certain parties identified in the Equity Commitment Letter as being a “non-recourse party”.

A copy of the Equity Commitment Letter has been filed as Exhibit (d)(3) to the Schedule TO, which is incorporated herein by reference, and a copy of the Limited Guarantee has been filed as Exhibit (d)(4) to the Schedule TO, which is incorporated by reference.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

Greenbriar Equity Group LLC, which we refer to as Greenbriar, is a private equity firm engaged in making privately negotiated equity investments in the global transportation industry, including companies in aerospace and defense, automotive, freight and passenger transport, logistics and distribution, and related sectors. Greenbriar regularly engages in discussions concerning potential transactions with public and private companies both in response to company-initiated sale processes as well as independent of existing sale processes. Greenbriar is well-known by financial advisors to aerospace companies as a potential acquirer. The following is a description of Greenbriar’s participation in a process with the Company that culminated in the execution of the Merger Agreement. For a review of the Company’s activities relating to that process, including its activities regarding other bidders for the Shares, you are referred to the Company’s Schedule 14D–9 under the Exchange Act, which will be mailed to the shareholders of the Company with this Offer to Purchase.

On January 18, 2013, representatives of Stifel, Nicolaus & Company, Incorporated, which we refer to as Stifel, and which informed us that it was serving as the Company’s exclusive financial advisor, contacted representatives of Greenbriar to inquire whether Greenbriar would be interested in a potential transaction involving the Company and Align Aerospace Holdings, Inc., an existing Greenbriar portfolio company. Greenbriar indicated that it might be interested in acquiring the Company as a stand-alone investment. On January 31, 2013, Greenbriar executed a confidentiality agreement with Stifel, acting on behalf of the Company, to permit Greenbriar to receive confidential information regarding the Company and begin due diligence.

On February 20, 2013, based on publicly available information, a confidential executive summary provided by Stifel and Greenbriar’s general knowledge of the industry, a representative of Greenbriar submitted a preliminary non-binding indication of interest, subject to completion of due diligence, to acquire all of the Company’s outstanding Shares on a fully diluted basis with an indicative purchase price range of $16.00 to $18.00 per Share in cash.

On February 25, 2013, at the request of Stifel, representatives of Greenbriar attended an introductory meeting with the Company’s management team and representatives of Stifel at the Company’s facility in Cheshire, Connecticut where Greenbriar was provided with a general overview of the business. Following the meeting, representatives of Stifel informed representatives of Greenbriar that revised bids would be due on Wednesday, February 27, 2013.

On February 27, 2013, Greenbriar submitted a revised non-binding indication of interest with an indicative purchase price of $17.00 per share, subject to completion of confirmatory due diligence and negotiation of a mutually satisfactory merger agreement. Greenbriar’s revised bid letter also indicated that Greenbriar would be prepared to fund 100% of the proposed transaction with equity capital and would not need to obtain debt financing in order to close the transaction. Furthermore, Greenbriar indicated it would complete its remaining confirmatory due diligence and execute definitive documentation within two weeks, provided that the Company would agree to negotiate exclusively with Greenbriar during the two-week period. Later that day, representatives of Stifel contacted Greenbriar to inform them that that the Company Board did not believe there was a material difference between available bids and that it was requesting a “best and final” offer from each party that included details on timing and whether there was a need for a financing contingency.

On February 28, 2013, Greenbriar submitted a further revised non-binding indication of interest with an indicative purchase price of $17.75 per share, to be funded entirely with Greenbriar’s equity capital. Representatives of Greenbriar indicated to representatives of Stifel that this price per share was Greenbriar’s best and final offer and that this offer was contingent upon Greenbriar having opportunity to perform due diligence under a two-week period of exclusivity.

On March 1, 2013, representatives of Stifel informed Greenbriar that the Company Board had elected to negotiate with Greenbriar on an exclusive basis for a limited period of time. Later that day, the Company and Greenbriar entered into an agreement providing for exclusive negotiations between Greenbriar, the Company and their respective representatives through 11:59 pm on March 17, 2013.

On March 2, 2013, representatives of Greenbriar and its advisors received access to the Company’s online data room. Later that day, representatives of Robinson & Cole LLP, legal advisor to the Company and which we refer to as R&C, spoke with Kirkland & Ellis LLP, legal advisor to Greenbriar and which we refer to as K&E, regarding Greenbriar’s proposed acquisition structure, including a one-step merger or a tender offer followed by a second-step merger, and certain other proposed deal terms.

From March 2 to March 17, 2013, Greenbriar and K&E conducted extensive on-site and electronic business, financial, and legal due diligence and held multiple due diligence discussions with the Company’s management team.

Late in the evening of March 4, 2013, K&E communicated to R&C a proposed tender offer acquisition structure, which included a number of conditions that Greenbriar would require in order to proceed with a tender offer, and which K&E and Greenbriar believed offered a shorter path to closing than a one-step merger.

On March 7, 2013, R&C sent a draft Merger Agreement to K&E, which reflected a one-step merger structure. In addition, the draft Merger Agreement included a termination fee of $2.0 million that would be payable to Parent in the event that the Company Board elected to terminate the Merger Agreement for a superior proposal. R&C and K&E continued to discuss the terms of the Merger Agreement in the following days.

On March 11, 2013, K&E distributed a revised draft of the merger agreement to R&C. The draft merger agreement included certain deal terms and remedies provisions that were different from those proposed in the prior R&C draft, including a termination fee of $5.5 million and a requirement that the Company reimburse Greenbriar’s expenses up to the amount of the termination fee in certain circumstances. Also on March 11, 2013, Greenbriar and its counsel distributed a draft voting and support agreement to be entered into by members of the Company Board and senior management in connection with the transactions and contemporaneously with execution of the Merger Agreement. Under the terms of the draft voting and support agreement, the Company Board and members of senior management would agree to vote their Shares in favor of the Merger.

On March 12, 2013, representatives from K&E and R&C convened a conference call to discuss further how to structure the merger. K&E and R&C agreed that structuring the merger as a tender offer would expedite a closing; however, Greenbriar continued to require that a tender offer structure be coupled with certain other deal terms, including a higher termination fee and expense reimbursement cap, as well as a requirement that the Company Board not have the ability to change its recommendation to shareholders if a superior proposal were to emerge.

On the morning of March 13, 2013, representatives of K&E, Quarles & Brady LLP, Wisconsin counsel to Greenbriar, R&C, and Godfrey & Kahn, S.C., Wisconsin counsel to the Company, convened a follow-up call to discuss the deal structure and certain proposed deal terms. The parties agreed during that call that the transaction should be structured as a tender offer followed by a second-step merger. Later that evening, R&C distributed a revised draft of the Merger Agreement to K&E, which contained a number of revisions, including a proposed $3.2 million termination fee, but did not yet update the transaction structure agreed during the March 13, 2012 call.

In the early morning hours of March 15, 2013, K&E distributed a further revised draft of the Merger Agreement. Although the revised draft continued to reflect a one-step merger structure, the cover email attaching the draft indicated that K&E would circulate a revised draft no later than the next day that reflected a tender offer structure. The revised draft also included a placeholder for the amount of the termination fee and a note to discuss with the Company and its advisors. Additionally, the revised draft proposed to cap expense reimbursement at $3.0 million. On March 15, 2013, K&E distributed a further revised draft of the Merger Agreement reflecting a tender offer structure.

On March 15, 2013, representatives of the Company, together with representatives of R&C, Stifel, Greenbriar, and K&E, convened a conference call to resolve the remaining open items in the Merger Agreement, including coming to an agreement on a tender offer structure. In response to Greenbriar’s earlier request to preclude the Company Board from changing its recommendation to shareholders if a superior proposal emerged, R&C emphasized the need to revise the current draft to provide the Company’s Board with the ability to change its recommendation to shareholders in the event of a superior proposal, to include a termination fee lower than Greenbriar’s proposal of $5.5 million, and the need to include an expense reimbursement cap lower cap than $3.0 million. The parties then caucused separately, after which they agreed that the Merger Agreement would provide that the Company Board could change its recommendation in the event of a superior proposal, a termination fee of $4.5 million, and an expense reimbursement cap of $2.75 million.

On March 16 and into the early morning of March 17, 2013, K&E continued to negotiate with R&C in an effort to finalize the Merger Agreement and related transaction documents.

On March 17, 2013, representatives of Greenbriar were informed that the Board had approved the Merger Agreement, subject to finalizing the Merger Agreement and related documentation. Throughout the afternoon and evening of March 17, 2013, K&E and R&C convened a series of conference calls to finalize and execute the Merger Agreement and all other related transaction documentation including the limited guaranty, equity commitment letter and voting and support agreement.

On March 18, 2013, before the opening of trading on Nasdaq, the Company and Greenbriar issued a joint press release announcing the execution of the Merger Agreement.

For information on the Merger Agreement and the other agreements between the Company and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning Parent, Purchaser and the Sponsors,” Section 9—“Source and Amount of Funds,” and Section 11—“The Merger Agreement.”

11. The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99(d)(1) to the Schedule TO and is incorporated herein by reference. Copies of the Merger Agreement, the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning the Company.” Capitalized terms used but not defined herein will have the respective meanings given to them in the Merger Agreement. Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement (but in no event later than the seventh business day following the execution of the Merger Agreement).

The obligations of Purchaser and of Parent to cause Purchaser to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer on or prior to the Expiration Date are subject only to the satisfaction of the Minimum Condition, the satisfaction or waiver of the other Offer Conditions and the other terms and conditions of the Merger Agreement. The Offer Conditions are for the sole benefit of Parent and Purchaser, and Parent or Purchaser may increase the Offer Price or waive or modify, in whole or in part, at any time or from time to time, in their sole discretion, the Offer Conditions, other than the Minimum Condition, which may be waived by Parent and Purchaser only with the prior written consent of the Company. Parent and Purchaser reserve the right to increase the Offer Price or waive or modify the conditions of the Offer; however, without the prior written consent of the Company, neither Parent nor Purchaser may (i) reduce the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased by Purchaser in the Offer, (iv) waive or amend the Minimum Condition, (v) add to the Offer Conditions or impose any other conditions to the Offer, (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement, (vii) otherwise amend, modify or supplement any Offer Condition or any term of the Offer set forth in the Merger Agreement, in each case in a manner adverse to the holders of Shares or (viii) abandon or terminate the Offer prior to the Expiration Date, except in the event the Merger Agreement is terminated in accordance with its terms.

The Merger Agreement provides that the Offer will initially expire at midnight, New York City time, on the 20th business day after the date the Offer is commenced unless the Expiration Date is extended.

Extensions of the Offer. Purchaser is required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq that is applicable to the Offer. If the Merger Agreement has not otherwise been terminated, Purchaser may, without the consent of the Company, either extend the Offer for one or more consecutive increments of not more than 10 business days each, if at the then-scheduled Expiration Date any Offer Condition has not been satisfied or waived, and/or make available a Subsequent Offering Period under the Exchange Act.

If at any then-scheduled Expiration date any Offer Condition has not been satisfied or waived, Purchaser will, and Parent will cause Purchaser to, extend the Offer on one or more occasions at the request of the Company for successive periods of not more than 20 business days each as determined by Parent (except that Purchaser will not be obligated to extend the Offer beyond the earlier to occur of the termination of the Merger Agreement and September 30, 2013).

Purchaser will, on the terms of the Merger Agreement and subject only to the prior satisfaction or waiver of the Offer Conditions, accept for payment and pay for all tendered Shares as soon as practicable after the Expiration Date.

Recommendation. The Company has represented in the Merger Agreement that the Company Board, at a meeting duly called and held, adopted resolutions by unanimous vote (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, are fair to and in the best interests of the shareholders of the Company, (ii) adopting, approving and declaring advisable the plan of merger included in the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option (including the issuance of the Top-Up Shares) and the Merger, in accordance with the Wisconsin Business Corporation Law (“WBCL”), (iii) directing that the Merger Agreement be submitted to the shareholders of the Company for approval (iv) resolving to recommend that the Company shareholders accept the Offer and tender their Shares pursuant to the Offer, (v) resolving to recommend that the Company shareholders approve and adopt the Merger Agreement and the transactions contemplated thereby (the “Company Board Recommendation”). The Company also represented that no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar takeover statute enacted under federal, state, local or foreign laws is applicable to the Merger Agreement, the Offer, the Top-Up Option, the Merger, the Support Agreements or any other transaction contemplated by the Merger Agreement.

The Company Board. The Merger Agreement provides that, after the initial acceptance for payment by Purchaser of the tendered Shares pursuant to the Offer (the “Acceptance Time”), Parent will be entitled to elect or designate a number of directors to the Company Board, rounded up to the next whole number, that is equal to the total number of directors on the Company Board (giving effect to any increase described in the next sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or Purchaser (including shares accepted for payment and, if the Top-Up Option is exercised, the Shares purchased upon the exercise of the Top-Up Option) represents as a fraction of the total number of Shares then outstanding, on a fully diluted basis. Upon Parent’s request, the Company will use its reasonable best efforts to cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and/or seeking resignations from incumbent directors. The Company Board will have at least three Independent Directors. The Independent Directors who are members of the Company’s audit committee as of the date of the Merger Agreement will remain as the sole members of the audit committee. If any Independent Director is unable to serve, the remaining Independent Director(s) (or if no Independent Director is then in office, the members of the Company Board) will be entitled to elect or appoint an individual to fill such vacancy who is unaffiliated with Parent or Purchaser and whose appointment will otherwise satisfy all requirements of federal securities laws and Nasdaq applicable to a member of an audit committee, subject to certain limitations in the Merger Agreement. From and after the time that Parent’s designees constitute a majority of the Company Board, the affirmative vote of a majority of the Independent Directors will be required to (i) amend the Merger Agreement on behalf of the Company or to amend or modify the terms or conditions of the Offer or the Merger, (ii) exercise or waive any of the Company’s rights or remedies under the Merger Agreement, (iii) extend the time for performance of Parent’s or Purchaser’s obligations under the Merger Agreement, (iv) enforce any obligation of Parent or Purchaser under the Merger Agreement or (v) take any other action of the company Board under or in connection with the Merger Agreement that would reasonably be expected to adversely affect in any material respect the holders of Shares (other than Parent or Purchaser).

Support Agreement. Concurrently with the execution of the Merger Agreement, each of Lee K. Barba, Joseph P. Lebel, Dominick A. Pagano, Glenn L. Purple, John A. Rolls, Joseph S. Ruggiero, Christopher R. Sansone and Daniel C. Tracy entered into a Voting and Support Agreement with Parent (the “Support Agreement”). Under the terms of the Support Agreement, these shareholders have agreed to tender all Shares now held or hereafter acquired by them in the Offer. The shareholders have also agreed to vote such shares in support of the Merger in the event shareholder approval is required to consummate the Merger. Furthermore, each shareholder has agreed: (i) not to exercise any of such shareholder’s vested options to purchase Shares without the prior consent of the Parent; (ii) not to enter into any agreement that would be inconsistent with or conflict with his, her or its obligations under the Support Agreement; and (iii) not to transfer or otherwise take any action that could materially restrict or otherwise affect such shareholder’s ability to comply with the Support Agreement. The foregoing provisions of the Support Agreement terminate at the earlier of: (i) the effective time of the Merger; (ii) termination of the Merger Agreement in accordance with its terms; or (iii) any material modification, waiver or amendment to the Merger Agreement that adversely affects the amount or form of consideration payable to the shareholders thereunder. Collectively, the shareholders party to the Support Agreement have beneficial ownership (as determined by Rule 13d-3 of the Exchange Act) of an aggregate of 1,464,906 Shares (including Shares underlying vested options or options exercisable within 60 days of the date hereof), or approximately 25.3% of the currently outstanding Shares. Collectively, these shareholders have ownership of an aggregate of 958,373 Shares that are able to be tendered in the Offer or approximately 18% of the issued and outstanding Shares.

Top–Up Option. Pursuant to the Merger Agreement, the Company granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase a number of newly-issued Shares (the “Top-Up Shares”) equal to the lesser of either (x) the number of Shares that, when added to the number of Shares beneficially owned by Parent and Purchaser at the time of such exercise, will constitute one Share more than 90% of the outstanding Shares (the “Short Form Threshold”), after taking into account the issuance of all Shares subject to the Top-Up Option or (y) the total number of Shares the Company is authorized to issue under its articles of incorporation but not issued and outstanding (and not otherwise subscribed for or reserved) at the time of exercise of the Top-Up Option. The Top-Up Option is exercisable only once, in whole and not in part, at any time at or following the Acceptance Time and any time prior to the Effective Time or termination of the Merger Agreement. The Top-Up Option is not exercisable unless the Minimum Condition has been satisfied and Purchaser determines (in its reasonable discretion) that after issuance of the Top-Up Shares, Purchaser and Parent will hold enough Shares to reach the Short Form Threshold. The Top-Up Option is not exercisable and will terminate (1) at the Acceptance Time if the number of Top-Up Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares (including as authorized and issued, any Shares held in treasury by the Company), (2) if any judgment, injunction, order or decree prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Shares, or (3) upon the termination of the Merger Agreement. The aggregate amount payable to the Company for the Top-Up Shares shall be equal to the product of the number of Top-Up Shares and the Offer Price (the “Top-Up Consideration”). The Top-Up Consideration will consist of an amount equal to the par value of the Top-Up Shares, to be paid in cash, and an amount equal to the balance of the Top-Up Consideration, which may be paid in the sole discretion of Parent and Purchaser in cash or by issuance of a promissory note or any combination thereof. Parent, Purchaser and the Company have agreed and acknowledged that the dilutive impact resulting from the issuance of the Top-Up Shares or the promissory note issued to pay the Top-Up Consideration will not be taken into account to determine the fair value of any dissenting Shares pursuant to Section 180.1301 of the WBCL.

Short–Form Merger. If, following the Acceptance Time, the expiration of any subsequent offering period and any exercise of the Top-Up Option, the number of Shares owned by Purchaser represents at least 90% of the outstanding Shares, which is the number of Shares necessary for Purchaser to be merged into the Company pursuant to Section 180.1104 of the WBCL without convening a shareholders’ meeting, Purchaser and the Company will take such necessary and appropriate actions in order to cause the “short-form” merger to be completed as promptly as reasonably practicable in accordance with Section 180.1104 of the WBCL without convening a meeting of the Company’s shareholders. In connection with the short-form merger to be effectuated pursuant to Section 180.1104 of the WBCL, Purchaser is mailing a copy of the Merger Agreement to the shareholders of the Company concurrently with the mailing of this Offer to Purchase.

The Merger. The Merger Agreement provides that, on the terms, and subject to the conditions, of the Merger Agreement, and in accordance with the WBCL, if Purchaser closes the Offer and is unable to exercise the Top-Up Option, then the Company will proceed with a shareholders’ meeting at which Parent, Purchaser and their affiliates will vote all of their Shares to approve the Merger. At such time:

•	Purchaser will be merged with and into the Company and, as a result of the Merger;

•	the separate corporate existence of Purchaser will cease, and the Company will continue its corporate existence under the WBCL as the Surviving Company;

•	all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Purchaser will vest in the Surviving Company; and

•	all debts, liabilities, obligations, restrictions and duties of the Company and Purchaser will become the debts, liabilities, obligations, restrictions and duties of the Surviving Company.

Articles of Incorporation; By–laws; Directors and Officers of the Surviving Company. At the Effective Time, the articles of incorporation and by-laws of the Company as in effect immediately prior to the Effective Time will be the articles of incorporation and by-laws of the Surviving Company. At the Effective Time, the directors of the Company will be replaced with the directors of Purchaser. The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Company.

Merger Closing Conditions. The respective obligations of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by law) waiver of the following conditions:

•

Purchaser having accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer (though this shall not be a condition to the obligations of Parent and Purchaser if Purchaser fails to accept for payment and pay for Shares pursuant to the Offer in violation of the terms of the Merger Agreement or the Offer);

•

the approval of the Merger, if required under the WBCL, by the requisite vote of the shareholders of the Company (though this shall not be a condition to the obligations of Parent and Purchaser if Parent and Purchaser do not vote or cause to be voted all of the Shares then beneficially owned by them in favor of the approval of the Merger and the adoption of this the Merger Agreement); and

•	the consummation of the Merger is not prohibited by law or order of any court of competent jurisdiction.

Merger Consideration. At the Effective Time, all Shares (other than Shares held by Parent or Purchaser or the Company (as treasury stock or otherwise) which will be canceled and any Shares held by shareholders properly exercising their dissenters’ rights) will be cancelled and retired. Thereafter, any Share certificate or uncertificated Shares represented by book entry will only represent the right to receive the Merger Consideration therefor.

Payment for Shares. Parent will appoint an exchange agent (the “Exchange Agent”) that is reasonably acceptable to the Company to exchange Share certificates or Shares represented by book-entry for the Merger Consideration. Promptly after the Effective Time (but no later than two business days thereafter), Parent will deposit, or cause the Surviving Company to deposit, with the Exchange Agent sufficient funds to pay the aggregate Merger Consideration payable in respect of all Shares represented by certificates or book-entry. If the cash deposited with the Exchange Agent is insufficient to satisfy all of the payment obligations to be made by the Exchange Agent, then Parent will promptly deposit additional cash with the Exchange Agent in an amount equal to the deficiency.

Promptly after the Effective Time (and in any event within five business days thereafter), Parent will cause the Exchange Agent to mail to each holder of Shares a letter of transmittal and instructions for use in the exchange of Share certificates or book entry Shares for the Merger Consideration. Each shareholder is entitled to receive the Merger Consideration (less any amounts that may be required to be deducted or withheld pursuant to the Code) upon the surrender of a Share certificate together with a duly completed and validly executed letter of transmittal or upon the Exchange Agent’s receipt of an “agent’s message” or other evidence that the Exchange Agent may reasonably request. Interest will not be paid or accrue in respect of the Merger Consideration.

Any portion of the cash deposited with the Exchange Agent that is not claimed within 12 months following the Effective Time will be returned to Parent upon demand. Any former shareholders will thereafter look only to Parent for payment of the Merger Consideration.

Treatment of Company Stock Options. At the Effective Time, each unexercised outstanding option to purchase Shares (a “Company Stock Option”), whether or not vested or exercisable, will be cancelled in exchange for the right to receive, payable by the Surviving Company, a payment in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Stock Option, multiplied by (ii) the total number of Shares underlying such Company Stock Option, less applicable taxes required to be withheld with respect to such payment. If the exercise price per Share of any Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option will be canceled without payment.

Treatment of Company Stock Awards (other than Company Stock Options). At the Effective Time, each outstanding restricted stock unit award and other right, contingent or accrued, to acquire or receive Shares or benefits measured by the value of such Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under any equity plans of the Company, other than Company Stock Options (each, a “Company Stock Award”), whether or not vested or exercisable, will be cancelled in exchange for the right to receive, payable by the Surviving Company, a payment in cash equal to the product of the Merger Consideration and the number of Shares subject to such Company Stock Award, less applicable taxes required to be withheld with respect to such payment.

Representations and Warranties. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The purpose of this summary of the Merger Agreement is to provide the Company’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Purchaser. The Company’s shareholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to the Company, such as organization, standing, corporate power, charter documents and its minutes;

•	its subsidiaries;

•	its capital structure and the aggregate consideration payable to the Company’s shareholders;

•	authority to enter into the Merger Agreement and the Company’s ability to perform its obligations thereunder;

•	required consents and approvals (including voting requirements for the approval of the Merger Agreement and Merger), and non-violation of agreements, governance documents and laws;

•	the Company Board recommendation;

•	the inapplicability of Takeover Statutes to the Offer or the Merger;

•	public SEC filings, internal controls and compliance with the U.S. Sarbanes-Oxley Act of 2002, as amended;

•	financial statements; absence of certain undisclosed liabilities;

•	the absence of certain changes or events;

•	tax matters;

•	intellectual property;

•	compliance with laws and regulations, and effectiveness of permits;

•	the absence of litigation matters and other proceedings;

•	finders’ and brokers’ fees and expenses;

•	benefit plans and employment matters;

•	real property;

•	environmental matters;

•	material contracts;

•	government contracts;

•	related party transactions;

•	insurance matters;

•	the accuracy of information supplied to the other party for inclusion in public SEC filings made in connection with the transaction;

•	the opinion of the Company’s financial adviser; and

•	absence of shareholders’ dissenters’ rights in connection with the transaction.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any event, effect, development, occurrence, fact, condition or change that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to (i) the business, results of operations, condition (financial or otherwise), assets or liabilities of the Company and its subsidiaries, taken as a whole, or (ii) or materially impair or delay the ability of the Company to consummate the transactions contemplated hereby. Provided, however, that, none of the following and no event, occurrence, fact, condition or change arising out of or resulting from the following shall be taken into account for purposes of the preceding clause (i) in determining whether there has been or will be a Company Material Adverse Effect: (a) any change generally affecting the economy, financial or securities markets, or political, economic or regulatory conditions in the United States or any other geographic region in which the Company and its subsidiaries conduct business to the extent the Company and is subsidiaries are not materially and disproportionately affected thereby relative to other companies in the industries in which the Company and its subsidiaries conduct their businesses; (b) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein to the extent the Company and its subsidiaries are not materially and disproportionately affected thereby relative to other companies in the industries in which the Company and its subsidiaries conduct their businesses; (c) general conditions in the industry in which the Company and its subsidiaries operate; (d) any change attributable to the public announcement of the transactions contemplated by the Merger Agreement, including the Merger, including any litigation resulting therefrom; (e) any change arising from or relating to compliance with the terms of the Merger Agreement, or action taken, or failure to act, to which Parent has expressly consented in writing; (f) acts of war (whether or not declared), the commencement, continuation or escalation of war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement to the extent the Company and its subsidiaries are not materially and disproportionately affected thereby relative to other companies in the industries in which the Company and its subsidiaries conduct their businesses; (g) any hurricane, earthquake, flood, or other natural disasters or acts of God to the extent the Company and its subsidiaries are not materially and disproportionately affected thereby relative to other companies in the industries in which the Company and its subsidiaries conduct their businesses; (h) changes in laws after the date hereof to the extent the Company and its subsidiaries are not materially and disproportionately affected thereby relative to other companies in the industries in which the Company and its subsidiaries conduct their businesses; (i) changes in generally accepted accounting principles (GAAP) after the date hereof to the extent the Company and its subsidiaries are not materially and disproportionately affected thereby relative to other companies in the industries in which the Company and its subsidiaries conduct their businesses; (j) any failure by the Company to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after March 17, 2013; or (k) a decline in the price of the Shares on Nasdaq, provided that the exceptions in clauses (j) and (k) shall not prevent or otherwise affect a determination that any event, occurrence, fact, condition or change underlying such failure has resulted in or contributed to a Company Material Adverse Effect.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other things:

•	corporate matters related to Parent and Purchaser, such as organization, standing and corporate power;

•	the authority to enter into, and the enforceability of, the Merger Agreement and the Company’s obligations thereunder;

•	required consents and approvals, and non-violation of agreements, governance documents or laws;

•	the accuracy of information supplied to the other party for inclusion in public SEC filings made in connection with the transaction;

•

the financial capability of Parent and Purchaser to pay the Offer Price and aggregate consideration payable in the Merger as well as certain related representations and warranties with respect to the Sponsors’ equity commitments;

•	the prior operations of Purchaser;

•	the absence of litigation and other proceedings;

•	Parent, Purchaser and their affiliates not beneficially owning or owning any Shares as of the date of the Merger Agreement or at any other time during the preceding two years;

•	the absence of agreements or arrangements with officers and directors of the Company;

•	finders’ and brokers’ fees and expenses; and

•	the limited guarantee issued by the Sponsors in favor of the Company.

Conduct of Business of the Company. Pursuant to the Merger Agreement, except as expressly set forth in the Merger Agreement or as required by law or consented to in writing by Parent (which consent will not be unreasonably withheld or delayed), during the period from the date of the Merger Agreement to the Acceptance Time, the Company has agreed to, and to cause each of its subsidiaries to:

•	conduct its business in the ordinary course consistent with past practice; and

•

use reasonable best efforts to preserve substantially intact its and its subsidiaries’ current business organization, to keep available the services of its and its subsidiaries’ employees and officers and preserve its and its subsidiaries’ relationships with customers, suppliers and other persons having business relationships with the Company or its subsidiaries.

In addition, during that same period, except as expressly contemplated by the Merger Agreement, set forth in the disclosure schedules to the Merger Agreement, or as required by law or consented to in writing by Parent

(which consent in most circumstances will not be unreasonably withheld or delayed subject to certain exceptions), the Company has agreed not to, and to not permit any of its subsidiaries to, take certain actions with respect to the following, subject to specified thresholds and exceptions:

•	amendments to its organizational documents;

•	stock splits or reclassifications, purchases or redemptions of stock and dividends or distributions;

•

issuances, sales, pledges, dispositions or encumbrances of additional Shares (other than the issuance of Shares upon the exercise of existing stock or equity awards outstanding as of the date of the Merger Agreement);

•

increases in compensation, entering into new or amendments of existing employment agreements, promotions, hiring of employees, modifications of employee plans or contributions to employee plans (other than as required by law);

•	direct or indirect acquisitions (including by merger, consolidation, or acquisition of equity interests or assets);

•	transfers, sales or licenses of any assets including the capital stock of the Company, other than in the ordinary course of business consistent with past practice;

•	direct or indirect acquisitions (including by merger, consolidation, or acquisition of equity interests or assets);

•

prepayments, incurrence or redemptions of indebtedness for borrowed money or guarantees of indebtedness, other than financing of ordinary course trade payables and other operating expenses consistent with past practice and the terms of agreements governing the Company’s existing indebtedness;

•	adoption or entry into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	modifications, amendments, entrance into or waiver of material contracts;

•	institution, settlement, release, waiver or compromise of any legal actions pending or threatened involving the payment of monetary damages by the Company or any of its subsidiaries;

•	changes in accounting methods, principles, policies, procedures or practices;

•

settlements or compromises of tax claims, audits or assessments, revocations of or changes to any material tax elections, adoptions or changes of any annual tax accounting period, or method of tax accounting, amendments of any material tax returns or filing of claims for material tax refunds, entries into any closing agreement with respect to material taxes;

•

settlements, compromises or failures to defend any claim or assessment in respect of material taxes, surrender or abandonment of any right to claim a material tax refund, offset or other reduction in tax liability, consents to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to the Company or its subsidiaries, the taking of any other action, or omission to take any action, in either case inconsistent in any material respect with past practice, relating to the filing of any material tax return or the payment of any material tax;

•	entry into material agreements or contracts with respect to joint ventures or strategic partnerships;

•

exemptions of Persons from any takeover statute that applies to the Company with respect to a takeover proposal (other than Parent, Purchaser and their affiliates with respect to the transactions contemplated by the Merger Agreement).

•	abandonment, licenses or encumbrances of material intellectual property other than in the ordinary course of business consistent with past practice;

•

certain material capital expenditures other than capital expenditures contemplated in the Company’s existing plan for capital expenditures for 2013 or capital expenditures not exceeding a stated threshold individually or in the aggregate;

•

transfers, licenses or other dispositions or grants of any liens on material assets or businesses other than in the ordinary course of business pursuant to contracts existing as of the date of the Merger Agreement or agreements between the Company and its wholly-owned subsidiaries;

•	cancellations, terminations or modifications of material insurance policies

•	adoption or implementation of any rights agreement or “poison pill”; and

•	authorizations or agreements to do any of the foregoing actions.

The Company and Parent have agreed not to take or agree to take any action that is reasonably expected to, individually or in the aggregate, prevent, delay or materially impede the consummation of the Offer, Merger, the Top-Up Option or other transactions contemplated by the Merger Agreement.

Employee Matters. The Merger Agreement provides that from the Effective Time until December 31, 2013 (or the earlier date of termination of an employee), Parent will cause the Surviving Company and its subsidiaries to provide to each person who is an employee of the Company or any of its subsidiaries immediately prior to the Effective Time and who continues as an employee of the Surviving Company or its subsidiaries with base salary, target bonus opportunities (other than equity based compensation) and employee benefits that are, in the aggregate, no less favorable than the same provided by the Company and its subsidiaries to such employees as of the date of the Merger Agreement.

With respect to certain employee benefit plans maintained by Parent or its subsidiaries in which such continuing employees will participate, Parent will or will cause the Surviving Company to, recognize all service of such continuing employees for purposes of vesting and eligibility purposes under a 401(k) plan and benefit accrual purposes under a vacation plan. Nothing in the merger agreement limits the right of Parent or the Surviving Company, to amend, modify or terminate any benefit or compensation plan. Furthermore, the parties to the Merger Agreement acknowledged and agreed that the terms of the Merger Agreement do not create any right to continued employment with the Surviving Company, Parent or any of their respective subsidiaries or compensation or benefits or term or condition of employment, or any third party beneficiary rights.

Indemnification and Insurance. Parent and Purchaser have agreed that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of the current, former or future directors or officers of the Company or its subsidiaries as provided in the Company’s charter documents or contracts, in each case, as in effect as of the date of the Merger Agreement, will be assumed by the Surviving Company in the Merger and will continue in full force and effect in accordance with their terms. From and after the Effective Time, Parent and the Surviving Company will indemnify, defend and hold harmless such directors and officers to the same extent provided in the charter documents and all indemnification agreements with such persons as in effect on the date of the Merger Agreement.

Parent agreed to cause the Surviving Company to (i) maintain in effect for six years from the Effective Time, current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time or (ii) for a period of six years from the Effective Time, obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time with coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its subsidiaries as the Company’s policies existing as of the date of the Merger Agreement; provided, in each case, that the Surviving Company will not be required to expend an annual premium in excess of 250% of the last annual premium paid by the Company prior to the date of the Merger Agreement for such purpose. If such insurance coverage cannot be obtained at an annual premium less than the maximum premium described in the preceding sentence, then the Parent will cause the Surviving Company to obtain such insurance obtainable for an annual premium equal to such premium.

No Solicitation.

The Company has agreed to (and agreed to instruct its representatives and subsidiaries to) immediately cease and terminate all discussions and negotiations conducted prior to the date of the Merger Agreement and ongoing with respect to a Takeover Proposal (as defined below). The Company has further agreed to request that each such person with whom such discussions and conversations were ongoing to return or destroy all confidential information concerning the Company and its subsidiaries that was previously provided by the Company and its subsidiaries.

Subject to the exceptions described below, the Company has agreed that it will not, and that it will cause its subsidiaries and its and their respective representatives not to, directly or indirectly:

•

solicit, initiate, propose or knowingly take any action to facilitate or encourage (including by way of furnishing non-public information) the submission of any Takeover Proposal or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal;

•

conduct, continue, engage in, solicit, or otherwise participate in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its subsidiaries to, afford access to the business, properties, assets, personnel, books or records of the Company or any of its subsidiaries to, or participate in, facilitate, encourage, or knowingly assist any effort by, any third party that could reasonably be expected to make, or has made, any Takeover Proposal;

•	amend or grant any waiver or release under any standstill provision, confidentially agreement or similar agreement;

•

take any action to exempt any person (other than Parent, Purchaser and their respective affiliates) from the restrictions on “business combinations” contained in Section 180.1141 of the WBCL (or any similar provision of another anti-takeover Law) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing, in each case, unless such actions are taken substantially concurrently with a termination of the Merger Agreement; or

•

enter into, approve or recommend any understanding, agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any Takeover Proposal, or agree or commit to or agree to facilitate any of the foregoing (each, a “Company Acquisition Agreement”).

Despite these restrictions, at any time before the Acceptance Time, the Company may, subject to compliance with the terms described in this paragraph and immediately below, provide non-public information in response to a request therefor by a person who has made an unsolicited bona fide written Takeover Proposal and/or engage in or participate in any discussions or negotiations with any person who has made (and not withdrawn) such a Takeover Proposal, if prior to taking any such action:

•

the Company receives from such person an executed confidentiality agreement that contains confidentiality and standstill provisions that are no less favorable to the Company than those contained in the existing confidentiality agreement between Greenbriar and the Company;

•

the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal (as defined below) or would reasonably be expected to result in a Superior Proposal; and

•

the Company Board determines in good faith after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

With respect to any non-public information regarding the Company provided to any other person pursuant to the foregoing exceptions, the Company is required to provide a list of such non-public information concerning the Company’s business, present or future performance, financial condition or results of operations to Parent promptly (and in any event within 24 hours) following the date of provision of such information to such other person and provide Parent with copies of such information, to the extent such information has not been previously provided to Parent. The Company has agreed to keep Parent reasonably informed on a prompt basis (and in any event within 24 hours of the occurrence thereof) of the status and material terms of any Takeover Proposal (including any significant developments, discussions or negotiations regarding any Takeover Proposal). The Company also agreed to provide Parent with a written summary of the material terms and conditions of any Takeover Proposal not made in writing, an unredacted copy of any Takeover Proposal made in writing and, in each case, the identity of the person making such Takeover Proposal, as promptly as reasonably practicable (and in any event within 24 hours after it becomes aware of receipt thereof).

Change of Recommendation. Except as described in the following paragraph, the Company Board has agreed not to take any of the following actions (each, a “Change of Recommendation”):

•	fail to make, withdraw, amend, modify or qualify, in a manner adverse to Parent or Purchaser, the Company Board Recommendation;

•	adopt, approve or recommend or publicly propose to adopt, approve or recommend a Takeover Proposal;

•	make any public statement inconsistent with the Company Board Recommendation;

•

within 5 Business Days following the announcement of a Takeover Proposal, fail to publicly recommend against acceptance of such Takeover Proposal and, if requested by Parent, publicly reaffirm the Company Board Recommendation; or

•	resolve or agree to take any of the foregoing actions.

Despite these restrictions, at any time prior to the Acceptance Time, the Company Board may, in response to an unsolicited bona fide written Takeover Proposal (which did not arise out of a breach of the non-solicitation provisions of the Merger Agreement) from any person, effect a Change of Recommendation with respect to such Takeover Proposal and/or the Company may terminate the Merger Agreement to enter into a Company Acquisition Agreement with respect to such Takeover Proposal if the Company Board concludes in good faith after consultation with its outside legal counsel and its financial advisor that the Takeover Proposal constitutes a Superior Proposal and failure to do so would be inconsistent with, or a breach or violation of, the directors’ fiduciary duties under applicable laws and that such Takeover Proposal constitutes a Superior Proposal.

Provided, however, that the Company will not exercise its right to effect a Change of Recommendation or terminate the Merger Agreement to accept a Superior Proposal until (i) 5 business days after the Company provides to Parent a written notice (a “Determination Notice”) advising Parent that the Company Board intends to declare a Superior Proposal and to make a Change of Recommendation and/or the Company intends to enter into a Company Acquisition Agreement with respect thereto, including with such notice, an unredacted version of the relevant proposed transaction agreement(s), financing commitments and a written summary of the material terms of any Superior Proposal not made in writing, as well as the identity of the person making the Superior Proposal and (ii) the Company has negotiated, and has caused its financial and legal advisers to negotiate, during such 5 business day notice period, with Parent and its representatives in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Takeover Proposal would cease to constitute a Superior Proposal; provided that, in the event of any subsequent material revisions to the Takeover Proposal that the Company Board has determined to be a Superior Proposal, the Company is required to deliver a new Determination Notice to Parent and to comply with the foregoing requirements with respect to such new Determination Notice and the revised Superior Proposal contemplated thereby. Concurrently with any termination of the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company will pay to Parent, the Company Termination Fee (as defined below).

The Merger Agreement does not prohibit the Company or the Company Board from (i) disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any other similar disclosure to the Company’s shareholders, if in the Company Board’s determination in good faith after consultation with outside legal counsel, that failure so to disclose would be inconsistent with its fiduciary duties under applicable law or its obligations under applicable federal securities law; provided that in no event shall the Company or the Company Board make any such disclosure constituting a Change of Recommendation except in connection with the provisions of the Merger Agreement governing such a change.

For purposes of this Offer to Purchase and the Merger Agreement:

•

“Takeover Proposal” means a proposal or offer for, or indication of interest in making a proposal or offer relating to, any (a) acquisition of assets of the Company or its Subsidiaries equal to twenty (20%) or more of the fair market value of the Company’s consolidated assets, net revenues or net income, (b) acquisition of twenty percent (20%) or more of the equity interests of the Company by voting or by value, (c) tender offer or exchange offer that would result in any person beneficially owning twenty percent (20%) or more of the voting equity interests of the Company, (d) merger, consolidation, recapitalization, other business combination, pursuant to which such person would own twenty percent (20%) or more of either (i) the consolidated assets, net revenues or net income of the Company or (ii) the aggregate voting power of the Company, or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company.

•

“Superior Proposal” means a bona fide written Takeover Proposal (with the percentages set forth in the definition of such term changed from 20% to 80% and any transaction described in clause (a) of the definition of Takeover Proposal must result in a third party acquiring all of the outstanding equity interests or all or substantially all of the assets of the Company) involving the acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other business combination and that the Company Board determines in good faith (after consultation with outside legal counsel and its financial advisor) is (a) reasonably likely to be consummated in accordance with its terms, and (b) if consummated, would be more favorable from a financial point of view to the Company shareholders than the transactions contemplated by the Merger Agreement, taking into account the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments), the identity of the person making such Takeover Proposal, the prospects for completion of such Takeover Proposal, the other terms and conditions of such Takeover Proposal and the implications thereof on the Company.

Efforts to Close the Transaction. In the Merger Agreement, each of the Company, Parent and Purchaser agreed to use its reasonable best efforts to take, or cause to be taken all actions and to do, or cause to be done and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective and to satisfy all conditions to, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including (i) obtaining all necessary permits, waivers, consents, approvals and actions or nonactions from governmental entities and making all necessary registrations and filings and taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entities, (ii) obtaining all consents or waivers from third parties that are necessary to consummate the transactions contemplated by the Merger Agreement, and (iii) executing and delivering any additional instruments necessary to fully carry out the purposes of the Merger Agreement.

Each of the Company and Parent made the required filings under the HSR Act on March 20, 2013 and furnished the required information and documentary material to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) for review.

Takeover Provisions. If any “control share acquisition,” “business combination,” “fair price,” “moratorium” or other anti-takeover law becomes or is deemed to be applicable to the Company, Parent, Purchaser, the Offer, the Merger, the Top-Up Option, the Support Agreements or other transactions contemplated by the Merger Agreement, then Parent, Purchaser, the Company and their respective boards of directors have agreed to grant approvals and take actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement or to otherwise minimize the impact of any such anti-takeover law or render it inapplicable.

Transaction Litigation. The Company will give Parent the opportunity to participate in, but not control, the defense or settlement of any shareholder litigation against the Company and/or any of its directors or officers related to the Merger Agreement or the transactions contemplated in the Merger Agreement. The Company will not compromise or settle any such litigation without the prior written consent of Parent. The Company has also agreed to notify Parent promptly (and in any event within 24 hours) of the Company being aware of the commencement of such shareholder litigation.

Connecticut Transfer Act. Prior to the Acceptance Time, the Company agrees that it will take all actions and submit all filings to permit the Merger to be consummated in compliance with the Connecticut Property Transfer Act, C.G.S. §ê22a-134 et seq. The Company has agreed that Parent will have the right to review and approve any such filings, forms and documents and the licensed environmental professional that must be retained to prepare such forms. The Surviving Company will be solely responsible for satisfying any such obligations required after the Effective Date by such laws.

Transfer Taxes. Parent, Purchaser and the Surviving Company have agreed to cooperate in the preparation, execution and filing of all documentation related to any transfer taxes that may be applicable to the Offer, the Merger or the other transactions contemplated by the Merger Agreement and to timely pay all such taxes.

Other Covenants. The Merger Agreement contains other covenants, including covenants relating to calling the shareholders’ meeting to approve the Merger Agreement, if required, public announcements, matters relating to compensation arrangements of the officers in compliance with Rule 14d-10 of the Exchange Act, restrictions on entering into management agreements, exemption under Rule 16b-3 under the Exchange Act, allocation of transfer taxes, stock exchange de-listing, access and confidentiality.

Termination of the Merger Agreement. The Merger Agreement may be terminated and the Offer abandoned at any time:

•	prior to the Effective Time, by mutual written consent of Parent, Purchaser and the Company;

•	by either Parent or the Company:

•

if any law or order making illegal, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement becomes final and nonappealable; provided that this right to terminate the Merger Agreement is not available to any party whose breach of any representation, warranty, or obligation under the Merger Agreement proximately contributed to the issuance, enforcement or entry of such law or order;

•

if the Acceptance Time does not occur by September 30, 2013 (the “End Date”) (as such date may be extended); provided that this right to terminate the Merger Agreement is not available to any party whose breach of any representation, warranty, or obligation under the Merger Agreement caused, or resulted in, the failure of the Acceptance Time to occur on or before the End Date;

•

if the Offer expires as a result of the failure to satisfy any Offer Condition or is terminated or withdrawn without any Shares being purchased; provided that this right to terminate is not available to any party whose breach of any representation, warranty, or obligation under the Merger Agreement, or resulted in, the non-satisfaction of any Offer Condition or the termination or withdrawal of the Offer without any Shares being purchased.

•

prior to the Acceptance Time, by Parent, if the Company breaches any of its representations or warranties or fails to perform any of its covenants or agreements set forth in the Merger Agreement, and such breach or failure to perform (a)(i) would result in any representations and warranties of the

Company set forth in the Merger Agreement not being true and correct as of immediately prior to the Acceptance Time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct as of such dates, individually or in the aggregate, would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, or (ii) would prevent the Company from being able to perform its obligations and comply with its covenants under the Merger Agreement in all material respects, and (b) is incapable of being cured by the End Date or, if capable of being cured by the Company by the End Date, is not cured by the Company within 30 calendar days after the Company receives written notice of such breach from Parent;

•

prior to the Acceptance Time, by Parent, if (i) a Change of Recommendation occurs or the Company publicly proposes a Change of Recommendation, (ii) the Company enters into or announces its intention to enter into a Company Acquisition Agreement, (iii) following the public announcement of a Takeover Proposal the Company Board fails to affirm (publicly, if requested by Parent) the Company Board Recommendation within 5 business days, (iv) the Company materially breaches its obligations under the non-solicitation provisions of the Merger Agreement, or (v) following publication of a tender offer or exchange offer relating to the Shares by any Person unaffiliated with Parent, the Company Board fails, within five business days, to affirm to its shareholders the Company Board Recommendation and to recommend that shareholders reject such tender or exchange offer;

•

prior to the Acceptance Time, by the Company, if (i) Parent or Purchaser breaches any of their respective representations or warranties set forth in the Merger Agreement, which breach would result in any representations and warranties of Parent or Purchaser in the Merger Agreement not being true and correct as of immediately prior to the Acceptance Time (unless such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct as of such dates, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s and Purchaser’s ability to consummate the transactions contemplated by the Merger Agreement, or (ii) Parent or Purchaser has not, on or prior to the Acceptance Time, performed all covenants and agreements required to be performed by them under the Merger Agreement in all material respects, in each case which breach or failure to perform cannot be cured by Parent or Purchaser by the End Date or, it can cured by Parent or Purchaser by the End Date, is not cured within 30 calendar days after Parent or Purchaser, as applicable, receives written notice of such breach; or

•

prior to the Acceptance Time, by the Company in connection with its right to enter into a Company Acquisition Agreement with respect to a Superior Proposal; provided that (i) the Company concurrently pays to Parent the Termination Fee and (ii) that such Superior Proposal did not result from a breach by the Company of the non-solicitation provisions of the Merger Agreement.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, subject to certain exceptions described below and in the Merger Agreement, the Merger Agreement will become void and have no effect, and no party to the Merger Agreement shall have any liability to any other party thereto; provided that, except as described below, the Company, Parent and Purchaser will not be relieved from liability for any willful and material breach of the Merger Agreement and in the event of a willful and material breach, the maximum aggregate monetary liability of Parent and Purchaser will not exceed $141,768,999, and the Company will not look to recover any money damages (including consequential, indirect or punitive damages) in excess of such amount.

Company Termination Fee. For purposes of this Offer to Purchase and the Merger Agreement, the term “Company Termination Fee” means $4,500,000, in cash, which amount may become payable by the Company to Parent in certain circumstances described below:

•

In the event the Merger Agreement is terminated by the Company to enter into a Company Acquisition Agreement in connection with a Superior Proposal, then the Company will, concurrently with such termination immediately pay to Parent, the Company Termination Fee by wire transfer of immediately available funds.

•

In the event the Merger Agreement is terminated by Parent because (i) the Company made a Change of Recommendation or the Company publicly proposed a Change of Recommendation, (ii) the Company entered into or announced its intention to enter into a Company Acquisition Agreement, (iii) following the public announcement of a Takeover Proposal the Company Board fails to affirm (publicly, if requested by Parent) the Company Board Recommendation within 5 business days, (iv) the Company materially breached its obligations under the non-solicitation provisions of the Merger Agreement, or (v) following publication of a tender offer or exchange offer relating to the Shares by any Person unaffiliated with Parent, the Company Board fails, within five business days, to affirm to its shareholders the Company Board Recommendation and recommend that shareholders reject such tender or exchange offer, then the Company will, concurrently with such termination, pay to Parent the Company Termination Fee.

•

If prior to the Acceptance Time, (i) a Takeover Proposal (which, for purposes of this paragraph will have the meaning described above except that all references to “20%” will be replaced with references to “50%”) has been announced, commenced, publicly disclosed or made known to the Company Board and has not been withdrawn in a bona fide manner prior to (1) the termination of the Merger Agreement in accordance with its terms or (2) the last day of the then-current offering period during which such other Takeover Proposal was announced, (ii) thereafter, the Merger Agreement is terminated by Parent or the Company either (A) in the event the Acceptance Time does not occur prior to the End Date or (B) upon expiration of the Offer as a result of the non-satisfaction of any Offer Condition or is terminated or withdrawn without any Shares being purchased thereunder (provided that Parent’s breach of any representation, warranty, or obligation under the Merger Agreement has not been the cause of, or resulted in, the non-satisfaction of any Offer Condition or the termination or withdrawal of the Offer without any Shares being purchased), and (iii) within 12 months after such termination of the Merger Agreement, the Company enters into any definitive agreement related to any Takeover Proposal or the transactions contemplated by any Takeover Proposal are consummated, then the Company will pay Parent the Company Termination Fee on the earlier of the entry into such definitive agreement or the date of consummation of the transaction contemplated by any Takeover Proposal referred to in this clause(iii).

Reimbursable Expenses. The Company must reimburse Parent for all fees and expenses incurred by Parent, Purchaser and their respective Affiliates (up to a maximum of $2,750,000) in connection with the transactions contemplated by the Merger Agreement (the “Parent Expenses”) in the event the Merger Agreement is terminated either

•

by Parent or the Company because the Offer has expired as a result of the non-satisfaction of any Offer Condition or is terminated or withdrawn without any Shares being purchased thereunder (provided that Parent’ s breach of any representation, warranty, or obligation under the Merger Agreement has not been the cause of, or resulted in, the non-satisfaction of any Offer Condition or the termination or withdrawal of the Offer without any Shares being purchased) or

•

by Parent because any representation and warranty of the Company set forth in the Merger Agreement is not true and correct as of the applicable date (except where the failure of such representations and warranties to be so true and correct as of such dates, individually or in the aggregate would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect),

Payment of the Parent expenses will not relieve the Company of its obligation (if any) to pay the Company Termination Fee. However, the Company shall not be required to pay the Parent Expenses if it has already paid the Company Termination Fee, and the amount of the Company Termination Fee shall be reduced by any amount of Parent Expenses actually reimbursed by the Company.

Specific Performance. Each party to the Merger Agreement is entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement or to enforce specifically the performance of the terms and provisions of the Merger Agreement, in addition to any other remedy to which such party is entitled at law or in equity.

Amendment. At any time before the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects, whether before or after the Acceptance Time or the receipt of the approval of the shareholders. Following the Acceptance Time, no amendment may be made that decreases the Merger Consideration, and, following the receipt of the shareholder approval, no amendment or supplement may be made to the Merger Agreement which would require further approvals by the shareholders without such approvals.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable.

If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to approve the Merger at the Company’s shareholders’ meeting without the affirmative vote of any other shareholder. If Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, Purchaser and the Company will take such necessary and appropriate actions in order to consummate the Merger without a shareholders’ meeting and without the approval of the Company’s shareholders. The Merger Agreement provides that Purchaser will be merged with and into the Company, and, at the Effective Time, the Company’s certificate of incorporation and bylaws as in effect immediately prior to the effective time of the merger shall be the articles of incorporation of the Surviving Company. At the Effective Time, the directors of the Company will be replaced with the directors of the Purchaser, who will become the directors of the Surviving Company, and the officers of the Company will be the officers of the Surviving Company.

Dissenters’ Rights. No appraisal or dissenters’ rights are available in connection with the Offer. In addition, if the Offer is successful and a subsequent Merger involving the Company is consummated and the Shares continue to be listed on Nasdaq on the record date fixed for purposes of determining the holders of Shares entitled to receive notice of, and to vote at, a meeting to approve the Merger (or for purposes of determining whether the Merger may be consummated without a shareholder vote under Section 180.1104 of the WBCL), it is anticipated that holders of Shares will not have dissenters’ rights under Section 180.1302 of the WBCL in connection with such Merger.

However, if the Offer is successful and a subsequent Merger involving the Company is consummated and dissenters’ rights do apply to such Merger, whether because the Shares are no longer listed on Nasdaq on such record date or otherwise, then shareholders who have not tendered their Shares in the Offer and do not vote in favor of the Merger, and who otherwise comply with the procedures set forth in Sections 180.1301 to 180.1331 of the WBCL, will have certain rights under the WBCL to a judicial determination of the fair value of their Shares and to receive a cash payment equal to such fair value of their Shares, plus accrued interest, from the Surviving Company. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer or any subsequent Merger or the market value of the Shares. The value so determined in any such proceeding could be the same as, more than or less than the price per Share to be paid in the Offer or any subsequent Merger.

Parent intends to cause the Surviving Company to argue, among other things, in any appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than or equal to the Merger Consideration. In this regard, shareholders should be aware that opinions of investment banking firms (such as Stifel) as to the fairness from a financial point of view are not necessarily opinions as to “fair value” under Section 180.1301 of the WBCL.

The foregoing summary of the rights of dissenting shareholders under the WBCL does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under the WBCL. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the WBCL.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

Shareholders who sell shares in the Offer will not be entitled to exercise dissenters’ rights with respect thereto but, rather, will receive the purchase price paid in the Offer therefor.

Going Private Transaction. The SEC has adopted Rule 13e–3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and the Company believe that Rule 13e–3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, shareholders will receive the same price per Share as paid in the Offer. Rule 13e–3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders be filed with the SEC and disclosed to shareholders prior to consummation of the transaction.

Plans for the Company. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by Purchaser pursuant to the Offer, Parent currently intends to request that the Company take all necessary action to enable Parent’s designees to be elected or designated to the Company Board, subject to the requirement in the Merger Agreement regarding the presence of at least three Independent Directors until the Effective Time. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

Except as otherwise provided herein, it is currently expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company Board or management of the Company, (iv) any material change in the Company’ capitalization or dividend policy, (v) any other material change in the Company’s corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter–dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. The Shares are quoted on Nasdaq. According to the published guidelines of the Financial Industry Regulatory Authority, the Shares might no longer be eligible for continued inclusion in Nasdaq if, among other things, the number of publicly-held Shares falls below 500,000, the aggregate market value of the publicly-held Shares is less than $1 million, or there are fewer than two market makers for the Shares. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly-held for this purpose.

If the Shares cease to be listed on the Nasdaq, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq Capital Market, the OTC Bulletin Board or in a local or regional over–the–counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the Exchange Act (such as the short–swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with shareholders’ meetings or actions in lieu of a shareholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to shareholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e–3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, the Company will not, and will not allow its subsidiaries to, declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of the Shares (other than dividends from its direct or indirect wholly-owned subsidiaries).

15. Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer, subject to the provisions of the Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including those relating to the obligation of Purchaser to pay for, or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and Purchaser may delay its acceptance for payment of or, subject to the restriction referred to above, its payment for, any tendered Shares, and, subject to the provisions of the Merger Agreement, Purchaser may amend or terminate the Offer and not accept for payment any tendered Shares, if:

•	the Minimum Conditions has not been satisfied;

•

Parent is not satisfied, in its reasonable discretion and after consultation with outside legal counsel, that, after consummation of the Offer, the provisions contained in Sections 180.1130 through 180.1133 of the WBCL (i.e., the Wisconsin Fair Price Statute) and Sections 180.1140 through 180.1144 of the WBCL (i.e., the Wisconsin Business Combination Statute) will not be applicable to the Offer or the Merger;

•	any applicable waiting period or approval under the HSR Act (or any other required competition approval) shall not have expired or been terminated or shall not have been received;

•

there shall be in effect any order, decree, injunction or ruling by a governmental entity restraining or enjoining or preventing the acceptance for payment of, or the payment for the Shares or otherwise prohibiting consummation of the Offer or any statute, rule or regulation shall have been enacted by a governmental entity that prohibits or makes illegal the acceptance for payment of, or the payment for, the Shares;

•	the Merger Agreement has been terminated in accordance with its terms;

•	any Company Material Adverse Effect shall have occurred or exist following the execution and delivery of the Merger Agreement and be continuing;

•

the representations and warranties of the Company set forth in Article IV of the Merger Agreement (other than any representation or warranty of the Company regarding (i) capital stock, (ii) capitalization, (iii) authority, (iv) absence of a Company Material Adverse Effect and (v) brokers’ and finders’ fees) are not true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) when made and as of immediately prior to the Acceptance Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•

the representations and warranties of the Company regarding (i) capital stock, (ii) capitalization, and (iii) absence of a Company Material Adverse Effect are not true and correct in all material respects when made and as of immediately prior to the Acceptance Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all material respects as of that date)

•

the representations and warranties regarding authority and brokers’ and finders’ fees are not true and correct in all respects (except for de minimis inaccuracies) when made and as of immediately prior to the Acceptance Time, as if made at and as of such time (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date);

•

the Company shall not have (x) performed in all material respects all obligations under the Merger Agreement required to be performed prior to the Acceptance Time and (y) complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under the Merger Agreement; or

•

Parent shall not have received a certificate signed on behalf of the Company by the chief executive officer of the Company to the effect that none of the conditions in the four bullet points immediately above this one shall have occurred and be continuing.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances (including any action or inaction by Parent or Purchaser, other than any action or inaction in breach of the Merger Agreement) giving rise to such condition, in whole or in part at any applicable time or from time to time in its sole discretion prior to the expiration of the Offer, and all conditions (except for the Minimum Condition) may be waived by Parent and Purchaser, in their sole discretion, in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Shareholder Litigation. As of the date of the original filing of this Schedule TO, Parent and Purchaser is aware of the following Material Litigation relating to the Offer.

Connecticut Litigation

On March 20, 2013, a putative shareholder class action complaint was filed in the Superior Court of the State of Connecticut, Judicial District of Hartford, captioned Cook v. EDAC Technologies Corporation et al. The complaint names as defendants the Company, certain officers and directors of the Company Board (the “Individual Defendants”), the Parent, Purchaser, and Merger Sub. The complaint asserts two causes of action: breach of fiduciary duty against the Individual Defendants and aiding and abetting a breach of fiduciary duty against Parent, Purchaser, and Merger Sub. The complaint alleges that the Individual Defendants breached their fiduciary duties by causing the Company to enter into the merger agreement, by agreeing to sell the company at an inadequate price, by failing to maximize the value of the Company, and by agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirers to bid successfully for the Company. Plaintiff seeks an injunction prohibiting consummation of the proposed transaction, rescission and rescissory damages (to the extent the proposed transaction has already been consummated), an accounting by the Individual Defendants to the Class for all damages suffered as a result of the alleged wrongdoing, and fees and costs associated with prosecuting the action. The Company, Parent, Purchaser, and Merger Sub believe plaintiff’s allegations lack merit and will vigorously contest them. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(C).

On March 21, 2013, a putative stockholder class action complaint was filed in the Superior Court of the State of Connecticut, Judicial District of Hartford, captioned Crump v. EDAC Techs. Corp. et al.. The complaint names as defendants the Company, the Individual Defendants, the Sponsors, Parent and Purchaser (collectively and with the Individual Defendants, the “Defendants”). The complaint asserts two causes of action: breach of fiduciary duty against the Individual Defendants and aiding and abetting a breach of fiduciary duty against the Company, the Sponsors, Parent and Purchaser. The complaint alleges that the Individual Defendants breached their fiduciary duties by causing the Company to enter into the Merger Agreement, by undervaluing the Company and agreeing to sell the Company at an inadequate price, and by agreeing to deal terms that unduly restrict the ability of other potential acquirers to bid successfully for the Company. Plaintiff seeks a declaration that the Merger Agreement is unlawful and unenforceable, an injunction prohibiting consummation of the proposed transaction, rescission and rescissory damages (to the extent the proposed transaction has already been consummated), and fees and costs associated with prosecuting the action. The Defendants believe plaintiffs’ allegations lack merit and will vigorously contest them. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(E).

Wisconsin Litigation

On March 22, 2013, a putative stockholder class action complaint was filed in the Circuit Court of the State of Wisconsin, Dane County, captioned Friedman v. EDAC Techs. Corp. et al., Case No. 13-CV-1017. The complaint names as defendants the Company, Individual Defendants, Greenbriar Equity, Parent and Purchases. The complaint asserts two causes of action: breach of fiduciary duty against the Individual Defendants and aiding and abetting a breach of fiduciary duty against Greenbriar Equity, Parent and Purchases. The complaint alleges that the Individual Defendants breached their fiduciary duties by causing the Company to enter into the Merger Agreement, by agreeing to sell the company at an inadequate price, and by agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirers to bid successfully for the Company. Plaintiffs seek an injunction prohibiting consummation of the proposed transaction, rescission and rescissory damages (to the extent the proposed transaction has already been consummated), an accounting by the Defendants to the Class for all damages suffered as a result of the alleged wrongdoing, and fees and costs associated with prosecuting the action. The Company, Greenbriar, Parent and Purchases believe plaintiffs’ allegations lack merit and will vigorously contest them. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(D).

State Takeover Laws. The Company is incorporated under the laws of the State of Wisconsin. A number of takeover provisions of the WBCL apply only to “resident domestic corporations.” A resident domestic corporation is defined as a Wisconsin public corporation that as of a relevant date satisfies any of the following four tests:

•	its principal offices are located in the State of Wisconsin;

•	it has significant business operations located in the State of Wisconsin;

•	more than 10 percent of the holders of record of its shares are residents of the State of Wisconsin; or

•	more than 10 percent of its shares are held of record by residents of the State of Wisconsin.

Purchaser believes that the Company likely does not satisfy the requirements to be a “resident domestic corporation.” However, in the event the Company is determined to satisfy the requirements to be a “resident domestic corporation”, the provisions of the WBCL described below may apply to the Offer and the Merger.

In general, the Wisconsin Business Combination Statute prevents a resident domestic corporation from engaging in a business combination with an “interested stockholder” of the resident domestic corporation for three years after the “interested stockholder’s” stock acquisition date, unless the board of directors of the resident domestic corporation has approved, before the “interested stockholder’s” stock acquisition date, that business combination or the purchase of stock made by the interested “stockholder” on that stock acquisition date. An “interested stockholder” is generally defined as a person who beneficially owns 10 percent of the voting power of the outstanding voting stock of a resident domestic corporation. The Company Board approved the Merger Agreement and the transactions contemplated thereby, and, therefore, even if the Company were to be a resident domestic corporation, the Wisconsin Business Combination Statute does not apply to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Under the Wisconsin control share voting restrictions (Section 180.1150 of the WBCL), unless the articles of incorporation otherwise provide, or the board of directors of the corporation otherwise specifies, the voting power of shares, including shares issuable upon conversion of convertible securities or exercise of options or warrants, of a resident domestic corporation held by any person or persons acting as a group in excess of 20 percent of the voting power in the election of directors is limited to 10 percent of the full voting power of those shares. The Company Board specified (at the time it approved the Merger Agreement and the transactions contemplated thereby) that, even if the Company were to be a resident domestic corporation, the provisions of Section 180.1150 of the WBCL will not apply to any of the outstanding Shares held by Parent or Purchase, with respect to the approval and adoption of the Merger, the Merger Agreement and the other transactions contemplated thereby.

In general, the Wisconsin Fair Price Statute provides that a business combination involving a resident domestic corporation and a “significant shareholder” is subject to a supermajority vote of shareholders, in addition to any approval otherwise required, unless the fair price standards described below are met. The Wisconsin Fair Price Statute defines a “business combination” to include a merger (except for certain mergers, including a “short-form” merger pursuant to Section 180.1104 of the WBCL) by the resident domestic corporation with a significant shareholder of the corporation. A “significant shareholder” is generally defined as a person who beneficially owns 10 percent or more of the voting power of the outstanding voting shares of a resident domestic corporation. Business combinations subject to the Wisconsin Fair Price Statute must be approved by 80 percent of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially owned by the significant shareholder who is party to the business combination or an affiliate or associate of a significant shareholder who is a party to the business combination, in each case, voting together as a single group. The Wisconsin Fair Price Statute provides in relevant part that the supermajority voting provisions do not apply if the following fair price standards have been met: the aggregate value of the per share consideration to be received by shareholders in the business combination is at least equal to the highest of (i) the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination, whichever is higher; or (ii) the market value of the corporation’s shares on the date of commencement of any tender offer initiated by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher.

The amount to be paid for each Share in both the Offer and pursuant to the Merger currently satisfies each of the conditions of the Wisconsin Fair Price Statute. Accordingly, the restrictions contained in the Wisconsin Fair Price Statute are not currently applicable to the Merger. Additionally, if the Merger is completed through the “short-form” procedures available under Section 180.1104 of the WBCL, without the necessity of holding a meeting of the Company’s shareholders to approve the Merger, the Wisconsin Fair Price Statute will not apply to the Merger because the definition of a business combination subject to the statute excludes a “short-form” merger pursuant to Section 180.1104 of the WBCL.

The Offer is conditioned upon, among other things, Parent’s satisfaction, in its reasonable discretion after consultation with outside legal counsel, that the Wisconsin Fair Price Statute and the Wisconsin Business Combination Statute will not be applicable to the Offer or the Merger. See Section 15—“Certain Conditions of the Offer.”

In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations, other than the Wisconsin takeover statutes described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state Takeover Statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15–calendar day waiting period which begins after Parent files a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material prior to that time. If the 15–calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 PM, Eastern Time, the next business day. The Company and Parent filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on Wednesday, March 20, 2013, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 PM, Eastern Time on Thursday, April 4, 2013 (which is the 15th calendar day after such filing), unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the 15–calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10–calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10–calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

We believe that the only material regulatory filing that will be required to consummate the offer and the Merger is the filing of a Notification and Report Form pursuant to the HSR Act.

17. Fees and Expenses.

Parent and Purchaser have retained Georgeson, Inc. to be the Information Agent and Wells Fargo Bank, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable and customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d–3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT, PURCHASER

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. Unless otherwise indicated, the current business address of each such person is c/o Greenbriar Equity Group LLC, 555 Theodore Fremd Avenue, Suite A-201, Rye, NY 10580 and the current business phone number of each such person is 914-925-9600. Unless otherwise indicated, each person listed below is a citizen of the United States of America.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Raynard D. Benvenuti	President; Director	Raynard D. Benvenuti is a Managing Director of Greenbriar Equity Group LLC, which he joined in 2008. He has previously served as President and CEO of Stellex Aerostructures, Inc., a provider of major structural components and assemblies for commercial and military aircraft. Mr. Benvenuti is also Chairman of the Board of Directors of Align Aerospace Holdings, Inc. and a former Chairman of the Board of Directors of AmSafe Partners, Inc.

Noah Roy	Vice President and Assistant Secretary; Director	Noah Roy is a Managing Director of Greenbriar Equity Group LLC, which he joined in 2008. Previously, Mr. Roy was a Managing Director and head of the aerospace and defense sector within the Investment Banking Division of Goldman, Sachs & Co. He is also a Director of Align Aerospace Holdings, Inc.

Rob Wolf	Vice President and Secretary; Director	Rob Wolf is a Director of Greenbriar Equity Group LLC, which he joined in 2003. He is also a Director of Ryan Herco Flow Solutions.

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Purchaser. Unless otherwise indicated, the current business address of each such person is c/o Greenbriar Equity Group LLC, 555 Theodore Fremd Avenue, Suite A-201, Rye, NY 10580 and the current business phone number of each such person is 914-925-9600. Unless otherwise indicated, each person listed below is a citizen of the United States of America.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Raynard D. Benvenuti	President; Director	See response for Parent

Noah Roy	Vice President and Assistant Secretary; Director	See response for Parent

Rob Wolf	Vice President and Secretary; Director	See response for Parent

Sponsors. Set forth below are the name, present principal occupation or employment and material occupations, positions, offices or employments (in each case, as applicable) for the past five years of each general partner of each Sponsor. Unless otherwise indicated, the current business address of each such person or entity is c/o Greenbriar Equity Group LLC, 555 Theodore Fremd Avenue, Suite A-201, Rye, NY 10580 and the current business phone number of each such person is 914-925-9600. Unless otherwise indicated, each person listed below is a citizen of the United States of America.

Greenbriar Equity Fund II, L.P. and Greenbriar Equity Fund II-A, L.P.

Greenbriar Equity Capital II, L.P. is the sole general partner of Greenbriar Equity Fund II, L.P. and Greenbriar Equity Fund II-A, L.P. The general partner of Greenbriar Equity Capital II, L.P. is Greenbriar Holdings II, LLC. There are no executive officers appointed at Greenbriar Equity Fund II, L.P., Greenbriar Equity Fund II-A, L.P. or Greenbriar Equity Capital II, L.P.

Greenbriar Co-Investment Partners II, L.P.

Greenbriar Holdings II, LLC is the sole general partner of Greenbriar Co-Investment Partners II, L.P. There are no executive officers appointed at Greenbriar Co-Investment Partners II, L.P.

There are no executive officers appointed at Greenbriar Holdings II, LLC. Set forth below are the name, present principal occupation or employment and material occupations, positions, offices or employments (in each case, as applicable) for the past five years of each managing member of Greenbriar Holdings II, LLC. Unless otherwise indicated, the current business address of each such person or entity is c/o Greenbriar Equity Group LLC, 555 Theodore Fremd Avenue, Suite A-201, Rye, NY 10580 and the current business phone number of each such person is 914-925-9600. Unless otherwise indicated, each person listed below is a citizen of the United States of America.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Reginald L. Jones, III	Managing Member	Prior to founding Greenbriar, Reginald Jones, III spent 13 years at Goldman, Sachs & Co., where he was a Managing Director and Group Head of global transportation investment banking. During his time there, Mr. Jones managed a number of the firm’s largest corporate clients and led the execution of significant transactions related to mergers and acquisitions, equity and debt financings, leveraged buyouts, recapitalizations, and principal investments. Prior to Goldman Sachs, he worked as a consultant at Bain & Company. Mr. Jones earned a BA from Williams College and an MBA from the Harvard Business School. Mr. Jones is Chairman of the Board of Directors of Ardmore Shipholding Ltd. and is a Director of PetroChoice Holdings, Inc. and is a former Director of Active Aero Group, AmSafe Partners, Inc., Argo-Tech Corporation and Electro-Motive Diesel, Inc. Mr. Jones also serves on the Transportation Business Advisory Council at Northwestern University, the national Board of Trustees for Young Life, the governing Council of Trinity Church, The Leadership Council of PathNorth and as Committee Chairman for Young Life of Greenwich.

Gerard Greenwald	Managing Member

Prior to founding Greenbriar, Gerard Greenwald was Chairman and Chief Executive Officer of UAL Corporation, parent of United Airlines, Inc., for five years and served as Vice Chairman and in other positions at Chrysler Corporation from 1979 to 1990.

Previously, he held a number of positions at Ford Motor Company,

including President of Ford Venezuela and Director of Ford Europe. Mr. Greenwald has also held positions as President and Co-Chief Executive Officer of Olympia & York and Managing Director of Dillon Read & Co., Inc., where he concentrated on private equity investments. He received a BA from Princeton University and an MA from Wayne State University. Mr. Greenwald is a Director of

Ally Financial Inc., Align Aerospace Holdings, Inc., GENCO Distribution System, Inc., Ryan Herco Flow Solutions, Western Peterbilt, Inc., the Aspen Institute, and Chairman of a RAND Corporation Advisory Council. Mr. Greenwald was presented with the 2011 Outstanding Director’s Award by the Financial Times Outstanding Directors Exchange.

Joel Beckman	Managing Member	Prior to founding Greenbriar, Joel Beckman spent 18 years at Goldman, Sachs & Co., where he was a Managing Director and Partner. He founded the firm’s global transportation business group in 1987, and was later responsible for a number of the firm’s largest corporate clients. In addition to his responsibilities in investment banking, Mr. Beckman held positions as worldwide head of Goldman Sachs’ tax department, as well as head of the firm’s compliance and control activities. Mr. Beckman earned a BA from the University of Rochester and a JD from Yale Law School. He is a Director of Hexcel Corporation and Western Peterbilt, Inc., a Senior Trustee and member of the Investment Committee of the University of Rochester, a director of SteppingStone Day School for handicapped children, UJA-Federation of New York, Metropolitan Council on Poverty, and Chordoma Foundation, and a member of the Board of Advisors of the Yale Law School Center for the Study of Corporate Law.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each shareholder of the Company or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

By Mail:	By Hand or Overnight Courier:

Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, Minnesota 55164-0854	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, MN 55120

Other Information:

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Banks and Brokers Call: (800) 223-2064

Call Toll Free: (888) 663-7851